Exhibit 99.6

ANNUAL INFORMATION FORM

CONCORDIA HEALTHCARE CORP.

For the year ended December 31, 2013

March 31, 2014

TABLE OF CONTENTS

GLOSSARY OF TERMS	1

EXPLANATORY NOTES	7
Currency	7

FORWARD-LOOKING INFORMATION	7

BACKGROUND AND CORPORATE STRUCTURE	9
Name, Address and Incorporation	9
Intercorporate Relationships	10

GENERAL DEVELOPMENT AND DESCRIPTION OF THE BUSINESS	10
General Description of the Business	10
General Development of the Business	11
Growth Strategy	13
Competitive Strengths	15
Corporate Operations	16
Employees	16
The Pharmaceutical Market	17
Customers	20
Competitive Conditions	20
Proprietary Protection	21

LEGACY PHARMACEUTICALS DIVISION	21
Legacy Pharmaceuticals Division Overview	21
Industry Overview	22
Legacy Products - Kapvay	26
Legacy Products - Orapred	29
Legacy Products - Ulesfia	31

SPECIALTY HEALTHCARE DISTRIBUTION DIVISION	33
SHD Division Overview	33
Industry Overview	33
SHD Division Operations	35
SHD Division Products	37
SHD Division Marketing	38
SHD Division Suppliers	38
SHD Division Competition	39
Corporate Compliance	39
Medicare Competitive Bidding	39

ORPHAN DRUGS DIVISION	40
Orphan Drugs Division Overview	40
Industry Overview	40
PDT with Photofrin	42
Existing Indications	42
New Indications	43
Special Protocol Assessment	43

RISK FACTORS	44

DIVIDEND POLICY	57

DESCRIPTION OF CAPITAL STRUCTURE	57
Common Shares	57
Stock Option Plan	57

DEBT FINANCING	59
HSBC Credit Facility	59
Term Facilities	59

MARKET FOR SECURITIES	60
Trading Price and Volume	60
Prior Sales	60

DIRECTORS AND EXECUTIVE OFFICERS OF THE CORPORATION	62
Directors and Executive Officers, Positions and Security Holdings	62
Biographies	63
Corporate Cease Trade Orders or Bankruptcies	65
Penalties or Sanctions	66
Individual Bankruptcies	66
Conflicts of Interest	66

PROMOTER	66

LEGAL PROCEEDINGS AND REGULATORY MATTERS	66

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	67

AUDIT COMMITTEE	67

TRANSFER AGENT AND REGISTRAR	68

MATERIAL CONTRACTS	69

INTEREST OF EXPERTS	69

ADDITIONAL INFORMATION	70

SCHEDULE “A”	CHARTER OF THE AUDIT COMMITTEE

GLOSSARY OF TERMS

In addition to terms defined elsewhere, the following are defined terms used in this annual information form:

2014 Offering	has the meaning ascribed to that term under the heading “General Development and Description of the Business” in the Annual Information Form.

ADHD	means Attention Deficit Hyperactivity Disorder.

AG	means an authorized generic.

AIF	means this Annual Information Form.

Agency Agreement	means the Agency Agreement by and among the Agents and Concordia Healthcare Inc. dated December 19, 2013.

Agents	has the meaning ascribed to that term under the heading “Background and Corporate Structure - Name, Address and Incorporation” in the Annual Information Form.

Agents’ Options	has the meaning ascribed to that term under the heading “Background and Corporate Structure - Name, Address and Incorporation” in the Annual Information Form.

Amalgamation	has the meaning ascribed to that term under the heading “Background and Corporate Structure - Name, Address and Incorporation” in the Annual Information Form.

Amalgamation Agreement	has the meaning ascribed to that term under the heading “Market for Securities - Prior Sales - Common Shares” in the Annual Information Form.

ANDA	means the Abbreviated New Drug Application.

Annual Information Form	means this Annual Information Form.

Anti-Kickback Statutes	means the Foreign Corrupt Practices Act and the United States federal Anti-Kickback Statute.

Audit Committee	Has the meaning ascribed to that term under the heading “Audit Committee” in the Annual Information Form.

Big Pharma	means large branded pharmaceutical companies.

CAGR	means compound annual growth rate.

cGMP	means current good manufacturing practices.

CHIP	means the Children’s Health Insurance Program which provides free or low-cost health coverage for more than 7 million United States children up to age 19. CHIP covers United States citizens and eligible immigrants.

CHUSA	means Concordia Healthcare USA Inc., a Delaware corporation incorporated on April 16, 2013 and a wholly-owned subsidiary of the Corporation.

CIMA	means CIMA Labs Inc.

CLI	means Concordia Labs Inc., a Barbados corporation, incorporated on October 29, 2013 and a wholly-owned subsidiary of the Corporation.

CMS	means the Centers for Medicare and Medicaid Services.

CNS	means central nervous system.

Common Shares	means the common shares in the capital of the Corporation.

Complete Medical Homecare Share Purchase Agreement	means the Share Purchase Agreement dated August 30, 2013 among CHUSA, and Complete Medical Homecare, Inc., Robert Shea, Joseph Corso and Mark Franz for the purchase by CHUSA of the issued and outstanding shares of Complete Medical Homecare Inc., a company which is in the business of selling durable medical equipment and supplies.

Concordia Private Co.	has the meaning ascribed to that term under the heading “Background and Corporate Structure – Name, Address and Incorporation” in the Annual Information Form.

Consolidation	has the meaning ascribed to that term under the heading “Background and Corporate Structure – Name, Address and Incorporation” in the Annual Information Form.

Corporation	means Concordia Healthcare Corp. (formerly Mercari Acquisition Corp.), an Ontario corporation, incorporated on January 20, 2010.

CPAP	means continuous positive airway pressure.

CPI	means Concordia Pharmaceuticals Inc., a Barbados corporation, incorporated on December 19, 2012 and a wholly-owned subsidiary of the Corporation.

CPL	means Contract Pharmaceuticals Limited.

DME	means durable medical equipment.

Earnout Calculation Date	means the date which is the anniversary date of the closing of the purchase of Global for each of the five years following the date of the closing of the Global purchase.

Earnout Payment	means the payment which is equal in value to the aggregate adjusted EBITDA of Global for the preceding year multiplied by 14.285714%.

EBITDA	means earnings before interest, taxes, depreciation and amortization.

EU	means the European Union.

FDA	means the United States Food and Drug Administration.

forward-looking statements	Has the meaning ascribed to it under the heading “Forward-Looking Information” in the Annual Information Form.

Global	means Global Medical Direct LLC and its affiliated entities acquired by CHUSA on October 25, 2013 with an effective date of August 1, 2013.

Global Medical Direct Asset Purchase Agreement	means the Asset Purchase Agreement dated August 30, 2013 among CHUSA and Global Medical, Inc., Global Medical Direct, LLC, Joseph Corso, Mark Franz and Robert Shea for the purchase of assets relating to the development, manufacturing, marketing, claims processing, distribution and selling of durable medical equipment products of Global Medical, Inc. and Global Medical Direct, LLC.

Global Purchase Agreement	means, collectively, the Midwest Asset Purchase Agreement, the Global Medical Direct Asset Purchase Agreement and the Complete Medical Homecare Share Purchase Agreement.

Health Care Reform Act	means the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010.

HIPPA	means the Health Insurance Portability and Accountability Act of 1996, as amended by the HPAA.

HME	means home medical equipment.

HMO	means health maintenance organization.

HPPA	means the Health Information Technology for Economic and Clinical Health Act of 2009.

IFRS	means International Financial Reporting Standards.

Lachlan	has the meaning ascribed to that term under the heading “Legacy Pharmaceuticals Division - Products - Ulesfia - Distribution Agreement with Lachlan Pharmaceuticals” in the Annual Information Form.

Legacy Pharmaceutical Division	means the Corporation’s healthcare business carried on by the Corporation’s subsidiary, CPI, which includes the management and acquisition of legacy pharmaceutical products.

Legacy Products	means all or any one of the Corporation’s following legacy pharmaceutical products, as the context may require, consisting of Kapvay (clonidine extended release tablets), Ulesfia (benzyl alcohol) Lotion 5%, and Orapred ODT (prednisolone sodium phosphate orally disintegrating tablets).

LOE	means loss of exclusivity.

MCO	means a Managed Care Organization.

Medicare Bidding Program	means the Centers for Medicare and Medicaid national mail-order competitive bidding program.

Midwest Asset Purchase Agreement	means the Asset Purchase Agreement dated August 30, 2013 among CHUSA and Midwest Medical Services, Inc., Joseph Corso, Mark Franz, and Robert Shea for the purchase of assets relating to the development, manufacturing, marketing, claims processing, distribution and selling of durable medical equipment products of Midwest Medical Services, Inc.

Midwest Medical Services	means Midwest Medical Services.

Mylan	means Mylan Inc.

NEX	means the NEX board of the TSX-V.

NDA or New Drug Application	means a formal proposal to the FDA to approve a new pharmaceutical for sale and marketing in the U.S.

New Credit Facilities	has the meaning ascribed to that term under the heading “Debt Financing - HSBC Credit Facility” in the Annual Information Form.

NSCLC	means non-small cell lung cancer.

OBCA	means the Business Corporations Act (Ontario).

OD Act	means the Orphan Drug Act of 1983.

ODT	means orally disintegrating tablet.

OOPD	means the FDA Office of Orphan Products Development.

Optum	means OptumInsight, the provider of regulatory affairs services, medical and drug information provision, and quality assurance services.

Orphan Drugs Division	means the Corporation’s orphan drugs division.

OS	means oral suspension.

OTC	means over-the-counter.

PDT	has the meaning ascribed to that term under the heading “Orphan Drugs Division - Photodynamic Therapy with Photofrin” in the Annual Information Form.

Pinnacle	means Pinnacle Biologics Inc. and its affiliated entities, Pinnacle Oncology LLC, Pinnacle Biologics B.V. and Compagnie Biologiques Pinnacle, which were acquired by Concordia Private Co. on December 20, 2013 and which are subsidiaries of the Corporation.

Pinnacle Purchase Agreement	means the Agreement and Plan of Merger of November 8, 2013 among Pinnacle, the Stockholders’ Representative, Concordia Private Co., CLI, and CHUSA, pursuant to which Concordia Private Co. acquired a legacy pharmaceutical product which has orphan drug potential.

PPS	means Pharmaceutical Packaging Service.

Private Placement	has the meaning ascribed to that term under the heading “Background and Corporate Structure - Name, Address and Incorporation” in the Annual Information Form.

Qualifying Transaction	has the meaning ascribed to that term under the heading “Background and Corporate Structure - Name, Address and Incorporation” in the Annual Information Form.

Revolving Facility	has the meaning ascribed to that term under the heading “Debt Financing - HSBC Credit Facility” in the Annual Information Form.

SDC	means the Shionogi Distribution Centre.

SEDAR	means the System for Electronic Document Analysis and Retrieval, which is the mandatory document filing and retrieval system for all Canadian public companies.

Senior Loan Agreement	means the Loan Agreement made May 6, 2013 among Concordia Private Co., CPI, CHUSA, Fulcrum Capital Partners Inc. and Windsor Private Capital Limited Partnership in respect of the provision to Concordia Private Co. of term loan facilities in the aggregate amount of $19,000,000.

Shionogi	means Shionogi Inc., the company from which CPI acquired its legacy pharmaceutical business assets in May, 2013.

Shionogi Purchase Agreement	means the Asset Purchase Agreement dated May 6, 2013 between CPI and Shionogi for the purchase by CPI of the Kapvay, Orapred and Ulesfia legacy pharmaceuticals from Shionogi.

SPA	has the meaning ascribed to that term under the heading “Orphan Drugs Division - Special Protocol Assessment” in the Annual Information Form.

Specialty Healthcare Distribution Division or SHD Division	means the Corporation’s Speciality Healthcare Distribution Division.

Specialty Pharma	means smaller specialty and niche-market pharmaceutical companies.

SPS	means Cardinal Specialty Pharmaceutical Services.

Stock Option Plan	has the meaning ascribed to that term under the heading “Description of Capital Structure - Stock Options”.

Stockholders’ Representative	means Guillermo Herrera.

Subordinate Loan Agreement	means the Loan Agreement made May 6, 2013 among Concordia Private Co., CPI, CHUSA, BG Capital Group Limited and Universal Casualty Company in respect of the provision to Concordia Private Co. of term loan facilities in the aggregate amount of $5,000,000.

Subscription Receipts	has the meaning ascribed to that term under the heading “Background and Corporate Structure - Name, Address and Information” in the Annual Information Form.

TSX	means the Toronto Stock Exchange.

TSX-V	means the TSX Venture Exchange.

Underwriting Agreement	means the underwriting agreement by and among GMP Securities L.P, Canaccord Genuity Corp., Barclays Capital Canada Inc., Beacon Securities Limited, Cormark Securities Inc. and the Corporation dated February 24, 2014, which was entered into in connection with the 2014 Offering.

VAT	means value added tax.

VWAP	means the dollar volume weighted average trading price of the Common Shares for the 10 days preceding the Earnout Calculation Date.

Zylera	has the meaning ascribed to that term under the heading “Legacy Pharmaceuticals Division - Products - Ulesfia - Distribution Agreement with Lachlan Pharmaceuticals” in the Annual Information Form.

EXPLANATORY NOTES

Unless otherwise stated, the information in this Annual Information Form is stated as of December 31, 2013, and all references to the Corporation’s fiscal year are to the year ended December 31, 2013. In this Annual Information Form, the Corporation and its subsidiaries are collectively referred to as “Concordia”.

Any reference in this document to intellectual property rights held by the Corporation or Concordia and related commercializing efforts are for convenience purposes only and in no way change or limit the rights held by the Corporation or Concordia.

Currency

All dollar amounts set forth in this Annual Information Form are in United States Dollars, except where otherwise indicated.

FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Information Form, or incorporated herein by reference, constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which are based upon the Corporation’s current internal expectations, estimates, projections, assumptions and beliefs. Statements concerning the Corporation’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and the business, operations, future financial performance and condition of the Corporation and its subsidiaries are forward-looking statements. The words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would” and similar expressions and the negative of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements.

In addition, this Annual Information Form may contain forward-looking statements attributed to third-party industry sources. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Such forward-looking statements in this Annual Information Form speak only as of the date of this Annual Information Form. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

•	the performance of Concordia’ business and operations;

•	capital expenditure programs;

•	future development and the timing thereof;

•	estimated future contractual obligations;

•	future liquidity and financial capacity;

•	supply and demand for pharmaceutical products and services similar to the Corporation’s products and services;

•	expectations regarding the Corporation’s ability to raise capital;

•	treatment under government regulatory and taxation regimes;

•	the Corporation’s net sales of its Legacy Products and PDT with Photofrin; and

•	sales relating to the Corporation’s DME division.

With respect to the forward-looking statements contained in this Annual Information Form, the Corporation has made assumptions regarding, among other things:

•	future currency exchange and interest rates;

•	the Corporation’s ability to generate sufficient cash flow from operations and to access existing and proposed credit facilities and the capital markets to meet its future obligations on acceptable terms;

•	general economic, financial market and political conditions in which Concordia operates;

•	government regulation in the areas of taxation, environmental protection, consumer safety and health regulation;

•	the impact of increasing competition;

•	the timely receipt of any required regulatory approvals;

•	the ability of Concordia to obtain and retain qualified staff, equipment and services in a timely and cost efficient manner;

•	the ability of Concordia to conduct operations in a safe, efficient and effective manner; and

•	the ability of Concordia to successfully market its products and services.

Forward-looking statements contained in this Annual Information Form are based on the key assumptions described herein. The reader is cautioned that such information, although considered reasonable by the Corporation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided in this Annual Information Form as a result of numerous known and unknown risks and uncertainties and other factors.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Annual Information Form include, but are not limited to, the risk factors included under the heading “Risk Factors” in this Annual Information Form.

Management of the Corporation has included the above summary of assumptions and risks related to forward-looking statements included in this Annual Information Form in order to provide readers with a more complete perspective on the Corporation’s future operations and results. Readers are cautioned that this information may not be appropriate for other purposes. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement. Information contained on the website of the Corporation shall not be deemed to be a part of this Annual Information Form or incorporated hereby reference and should not be relied upon by readers for the purpose of determining whether to invest in the Common Shares or any other securities of the Corporation.

Such forward-looking statements are made as of the date of this Annual Information Form, or in the case of any documents incorporated by reference herein, as of the dates of such documents, and the Corporation disclaims any intent or obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable Canadian securities laws.

All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation.

BACKGROUND AND CORPORATE STRUCTURE

Name, Address and Incorporation

Concordia Healthcare Corp. was incorporated pursuant to the provisions of the Business Corporations Act (Ontario) (the “OBCA”) on January 20, 2010, under the name “Mercari Acquisition Corp.” The Corporation completed its initial public offering on May 6, 2010, and was listed on the TSX-V as a capital pool company and subsequently on the NEX board of the TSX-V until it completed its qualifying transaction on December 20, 2013 (the “Qualifying Transaction”). The Qualifying Transaction proceeded by way of a “three-cornered” amalgamation among the Corporation, Mercari Subco Inc., a wholly-owned subsidiary of the Corporation, and Concordia Healthcare Inc. (“Concordia Private Co.”), a private Ontario corporation existing prior to the Corporation’s Qualifying Transaction. The Qualifying Transaction resulted in a reverse takeover of the Corporation by the shareholders of Concordia Private Co.

In connection with the Qualifying Transaction, among other things, Concordia Private Co. amalgamated with the Corporation’s wholly-owned subsidiary, Mercari Subco Inc. (the “Amalgamation”) and the securityholders of Concordia Private Co. received securities of the Corporation in exchange for their securities of Concordia Private Co.

As a result of the Qualifying Transaction and upon its completion, former Concordia Private Co. shareholders held approximately 98.5% of the Common Shares and shareholders of the Corporation, prior to the Qualifying Transaction, held approximately 1.5% of the Common Shares.

On December 18, 2013, and prior to the completion of the Qualifying Transaction, the Corporation changed its name to “Concordia Healthcare Corp.” and completed a consolidation of its share capital on a basis of one post-consolidation common share for every 48.08 common shares existing immediately before the consolidation (the “Consolidation”), and the Ontario Ministry of Government Services issued a Certificate and Articles of Amendment of the Corporation giving effect to the change of the Corporation’s name to “Concordia Healthcare Corp.” and to the Consolidation.

Prior to the Amalgamation, Concordia Private Co. completed a private placement (the “Private Placement”) of subscription receipts (the “Subscription Receipts”) conducted by a syndicate of agents co-led by GMP Securities L.P. and Canaccord Genuity Corp., and including Beacon Securities Limited, Cormark Securities Inc. and National Bank Financial Inc. (collectively, the “Agents”). Pursuant to the Private Placement, Concordia Private Co. issued 5,520,000 Subscription Receipts at a price of $CAD 6.25 per Subscription Receipt for total gross proceeds to the Corporation of $CAD 34,500,000. Each Subscription Receipt was exchanged for one common share of Concordia Private Co., which common shares were then exchanged for Common Shares on a one-for-one basis pursuant to the Qualifying Transaction.

The Agents received options to purchase 220,800 common shares of Concordia Private Co. at an exercise price of $CAD 6.25 (the “Agents’ Options”). The Agents’ Options are exercisable until December 20, 2015. In connection with the Qualifying Transaction, the Agents’ Options were exchanged for compensation options of the Corporation on the same terms as those contained in the Agents’ Options.

The Corporation’s shares were delisted from the NEX board of the TSX-V and relisted for trading on the TSX under the symbol “CXR” on December 24, 2013.

The registered and head office of the Corporation is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9.

Intercorporate Relationships

The Corporation’s business is carried on through its various subsidiaries. The following chart illustrates, as at December 31, 2013 the Corporation’s significant subsidiaries, including their respective jurisdiction of incorporation and percentage of voting securities in each that are held by the Corporation either directly or indirectly:

GENERAL DEVELOPMENT AND DESCRIPTION OF THE BUSINESS

General Description of the Business

Prior to the Qualifying Transaction, the Corporation did not own any assets other than cash and had not conducted any active business operations. Since its incorporation and prior to the Qualifying Transaction, the principal activities of the Corporation consisted of the financing through its initial public offering and a non-brokered private placement of 5,800,000 Common Shares at $CAD 0.05 per Common Share for gross proceeds of $CAD 290,000 completed on January 15, 2013.

As a result of the Amalgamation and the Qualifying Transaction, the Corporation is currently an integrated healthcare company that targets three areas through its various divisions: (a) legacy pharmaceutical products (Legacy Pharmaceuticals Division); (b) specialized healthcare distribution that services the growing diabetic market (Specialty Healthcare Distribution Division); and (c) the acquisition and/or development of orphan drugs (Orphan Drugs Division). These three business units are run as separate divisions but are inter-related. The cash-flow from legacy pharmaceutical products is used to fund operations and is also intended to fund the expansion of indications for potential orphan drugs. The specialized healthcare distribution division provides additional growth and cash-flow generation. Additionally, through its registered pharmacy operation, this business provides a specialty distribution capability for specialty pharmaceutical products and orphan drugs once acquired and/or developed. All three of these divisions are operated through a corporate organization that provides executive leadership, industry experience and financial and capital markets experience.

These three divisions are identified as reportable segments under IFRS for the purposes of disclosure in the Corporation’s audited consolidated financial statements.

General Development of the Business

On May 6, 2013, Concordia Private Co. closed the Senior Loan Agreement and the Subordinate Loan Agreement, pursuant to which Concordia Private Co. borrowed an aggregate of $24 million. See “Debt Financing - Term Facilities”. Pursuant to the Senior Loan Agreement, Concordia Private Co. borrowed $19 million from two lenders at an interest rate of 12% per annum and pursuant to the Subordinate Loan Agreement, Concordia Private Co. borrowed $5 million from two lenders at an interest rate of 18% per annum. The loans under both agreements mature on October 30, 2015. Loan proceeds from the Senior Loan Agreement and the Subordinate Loan Agreement were used to acquire certain legacy pharmaceutical business assets from Shionogi, as described below, and for general working capital purposes. The principal amount of $3 million plus interest borrowed pursuant to the Senior Loan Agreement has been repaid by Concordia Private Co.

CPI, a wholly-owned subsidiary of the Corporation, acquired certain of its legacy pharmaceutical business assets from Shionogi on May 6, 2013, pursuant to the Shionogi Purchase Agreement. These legacy pharmaceutical assets are comprised of three FDA approved drugs: (i) Kapvay, which is used to effectively treat ADHD; (ii) Ulesfia, which is a topical treatment for pediculosis (head lice); and (iii) Orapred, an anti-inflammatory used in the treatment of certain pulmonary diseases such as asthma. The purchase price paid to Shionogi was $28.7 million and included $25.6 million paid for the above mentioned products, $2.3 million paid for the inventory including raw material, work in process and finished goods and $0.8 million in contingent consideration, subject to meeting certain performance metrics. Following the closing of this acquisition, as additional consideration for the sale, transfer, conveyance and assignment of the assets and the grant of the Ulesfia license, CPI is required to pay Shionogi thirty percent (30%) of worldwide net sales of Kapvay and royalty income relating to Kapvay that exceeds $1.5 million (in the aggregate) during each calendar quarter commencing with the calendar quarter beginning October 1, 2013 until such payments equal $6.0 million in the aggregate. This acquisition was completed by a private entity prior to the Amalgamation and the Qualifying Transaction. Accordingly, the Corporation was not required to file (and has not filed) a Form 51-102F4 – Business Acquisition Report, with respect to such acquisition. In September of 2013, Concordia entered into a supply price arrangement with a leading generic drug manufacturer with respect to Kapvay.

CHUSA, a wholly-owned subsidiary of the Corporation, acquired its specialty healthcare distribution business assets from Global on October 25, 2013 with an effective date of August 1, 2013, pursuant to the Global Purchase Agreement. The Corporation’s specialty healthcare distribution business is a United States national Internet, retail and mail-order provider of diabetes testing supplies, pharmaceuticals, diabetic shoes, orthotic braces and other HME. This business also includes a full-service pharmacy with full fulfillment capacity and can ship medications across the United States. Concordia Private Co. acquired the specialty healthcare distribution business for total consideration of $13.2 million comprised of $5 million in cash, a vendor note with a fair value on the date of acquisition of $5.6 million and an additional earn-out payment with an estimated present value on the date of acquisition of $2.6 million, payable in Common Shares subject to meeting certain performance metrics. The earn-out payment provisions provide that on each Earnout Calculation Date, if the aggregate adjusted EBITDA of Global exceeds $7.0 million for the preceding year then an Earnout Payment of Common Shares will be made which is equal in value to the aggregate adjusted EBITDA of Global for the preceding year multiplied by 14.285714%. The number of Common Shares to be paid is calculated by dividing the dollar value of the Earnout Payment by the VWAP. The aggregate Earnout Payments are subject to a $4.0 million cap, based on the VWAP of the Common Shares on the date of issuance of such shares. In addition, 1 million common shares of Concordia Private Co. at $3.00 per share were issued as finder’s fees in connection with the acquisition of the SHD Division, which common shares were exchanged for Common Shares in connection with the Qualifying Transaction. This acquisition was completed by a private entity prior to the Amalgamation and the Qualifying Transaction. Accordingly, the Corporation was not required to file (and has not filed) a Form 51-102F4 – Business Acquisition Report, with respect to such acquisition.

CLI, a wholly owned subsidiary of the Corporation, holds certain legacy pharmaceuticals that have the potential, through further development, to be used to treat additional indications, specifically those indications that may qualify for orphan drug status. On November 8, 2013 Concordia Private Co. entered into the Pinnacle Purchase Agreement. Pursuant to the Pinnacle Purchase Agreement, on December 20, 2013, Concordia Private Co., through its subsidiaries, acquired 100% of the shares of Pinnacle for total consideration of $58.0 million comprised of $32.7 million of cash consideration, $5 million of Concordia Private Co.’s common shares issued at a price of $CAD 5.63 per common share (being a 10% discount to the price of the Subscription Receipts issued under the Private Placement), 10 annual cash payments with an estimated present value of $5 million and milestone and other contingency payments with an estimated value of $15.3 million. The acquisition of Pinnacle was financed with available cash, which included net proceeds of $CAD 34.5 million received by Concordia Private Co. through the Private Placement of Subscription Receipts of Concordia Private Co., which closed on December 19, 2013. The completion of this acquisition occurred close in time to the completion of the Qualifying Transaction. Accordingly, the Corporation has filed a Form 51-102F4 – Business Acquisition Report in respect of the acquisition of Pinnacle, a copy of which is available on SEDAR, online at www.sedar.com.

On March 11, 2014, the Corporation announced that it had closed a short form prospectus offering, on a “bought deal” basis, of 5,750,000 Common Shares of the Corporation for aggregate gross proceeds of $CAD 67,562,500 (the “2014 Offering”). The 2014 Offering was completed at a price per Common Share of CAD$ 11.75 by a syndicate of underwriters co-led by GMP Securities L.P. and Canaccord Genuity Corp. and included Barclays Capital Canada Inc., Beacon Securities Limited and Cormark Securities Inc. A copy of the final short form prospectus is available on SEDAR, online at www.sedar.com

On March 20, 2014, the Corporation announced that it had entered into a definitive agreement to acquire Donnatal®, an adjunctive therapy in the treatment of irritable bowel syndrome and acute enterocolitis, from a privately held specialty pharmaceutical company, carrying on business as Revive Pharmaceuticals. The Corporation agreed to acquire Donnatal® for $200 million in cash and an aggregate of 4,605,833 Common Shares. The Common Shares issuable have an aggregate value of approximately $65.3 million based on the closing trading price of the Common Shares on the TSX on March 18, 2014, and represent approximately 16.19% of the Corporation’s outstanding Common Shares on a non-diluted basis (approximately 14.99% on a fully-diluted basis) after giving effect to the acquisition. Revive Pharmaceuticals will also be entitled to have a representative nominated to the board of directors of the Corporation provided that it maintains a certain shareholding level in the Corporation. Completion of the acquisition is subject to customary closing conditions (including approval of the TSX), and acceptable financing. Management anticipates that the deal will close in the second quarter of 2014.

Growth Strategy

The Corporation intends to grow its existing businesses (i) by supplementing its Legacy Products by acquiring or in-licensing additional legacy products; (ii) by expanding the Specialty Healthcare Distribution Division by acquiring new customers and by expanding into additional product offerings including specialty pharmaceutical and orphan drugs distribution; (iii) through the development of new indications for Photofrin that will qualify for orphan drug status; and (iv) the acquisition of additional orphan drugs.

Legacy Pharmaceuticals Division Acquisitions

The Corporation focuses on acquiring legacy pharmaceutical products that either enjoy market exclusivity through technical, manufacturing or economic barriers to competition, or otherwise maintain stable and/or predictable prescription demand. As the Corporation’s focus is not therapeutically driven, management believes that a broad selection of legacy products is available for potential product acquisitions.

Illustration of the United States Pharmaceutical Product Lifecycle

The Corporation focuses on acquiring legacy products that:

•	Are known products for doctors

•	minimal safety risk

•	no launch promotion required

•	limited sales and marketing costs

•	Have minimal competitive threats

•	quantifiable generic participation

•	minimal pipeline (alternative product) risk

•	Have a predictive and reliable supply chain

•	active pharmaceutical ingredient readily available

•	long-term stable supply chain

•	alternative manufacturing sources if needed

•	distributed by leading third-party logistics provider

•	Have financial stability with upside potential

•	attractive cash flow profile

•	pricing inelasticity

•	demonstrated response to promotion and investment

•	opportunity to expand existing indications with a focus on those qualifying for orphan drug status

The Corporation believes it has developed a rigorous and comprehensive evaluation process to identify and review potential product acquisitions. This process includes in-depth due diligence reviews of all aspects of the business opportunity including legal, medical, regulatory, manufacturing, financial (tax) and commercial reviews that are conducted by experts in their respective fields. At any given time, the Corporation has numerous potential product acquisitions under evaluation.

Legacy Pharmaceuticals Division Post-acquisition Value added by the Corporation

The Corporation has a focused post-acquisition value enhancement program for legacy pharmaceutical acquisitions designed to manage and, where possible, improve the financial performance of acquired drugs. Key components of this program include the following:

•	Increase unit pricing

•	Implement authorized generic opportunities

•	Manage regulatory affairs and supply chain

•	Integrate acquisition and intellectual property into the Corporation’s tax efficient structure

•	Implement changes to marketing plans as required

Targeted Promotion and Co-Promotion

The Corporation seeks to maintain and grow demand for, and revenues from, its products through a combination of marketing activities and price increases.

The Corporation’s marketing strategy entails modest spending on a variety of targeted promotional activities. These programs include direct mail, outbound call programs, and web-based initiatives focusing on large audience segments. Additionally, the Corporation has couponing and co-pay assistance programs for its brands. The Corporation believes that this is a necessary measure to maintain its competitive position. Management believes there are robust opportunities within social media and continues to develop various initiatives including search engine marketing initiatives. These activities are aimed at increasing physician, pharmacy and growing consumer awareness of and loyalty to the Corporation’s products to maintaining and strengthening product demand. Management believes that these activities are particularly effective in positively influencing demand for Ulesfia, as it is the only non-pesticide prescription drug treatment for head lice.

The Corporation also seeks to partner with existing pharmaceutical companies that have sales forces in need of products. These potential co-promotion arrangements would allow the Corporation to leverage an existing sales force without incurring additional fixed costs. Lastly, the Corporation would consider contracting with a contract sales force where appropriate.

Pricing Strategy

Consistent with industry practice, the Corporation monitors opportunities to increase prices for its products on an ongoing basis and implements such pricing increases where appropriate in order to increase revenue. In particular, management increased pricing for its Legacy Products since acquiring such products in 2013. In connection with product price increases, the Corporation engages in additional marketing and promotional activities in order to support demand for the affected products. Management believes that increased revenues from price increases will, in the aggregate, more than offset any related increases in marketing and promotional expenses. Since acquiring Kapvay, Ulesfia and Orapred, the Corporation has increased such product prices by 52%, 43% and 10%, respectively, without any adverse prescription volume effect.

SHD Division Growth

Management continues to grow its SHD Division through four primary avenues: (a) expanding the existing patient base; (b) providing new product offerings to current and future patients; (c) developing a specialty distribution business within its pharmacy; and (d) through strategic partnerships. New patients are obtained by investing in new patient leads from lead generation companies. These companies generate leads for diabetic patients that the Corporation may seek to acquire. The Corporation contacts such prospective patients in order to attempt to add them to the Corporation’s existing patient base. The Corporation intends to expand upon its existing product portfolio through the addition of new pharmaceutical offerings and new device offerings. Finally, the Corporation is creating a specialty pharmaceutical distribution business within its SHD Division. The SHD Division currently has a full service pharmacy with pharmacists and nurses on staff. The SHD Division will offer specialty distribution of pharmaceutical products to physicians who prescribe orphan and specialist medication to patients. These products are typically administered at the physician’s office and require a much higher degree of control of the supply chain as many are “just in time” medications with limited shelf life. Accordingly, these distribution services provide a higher margin than traditional distribution services. The specialty healthcare distribution industry is a fragmented, consolidating industry.

Competitive Strengths

Management of the Corporation believes that the Corporation possesses a number of attributes and competitive advantages that should enable it to maintain and grow revenues and operating cash flow.

Established Branded Legacy Products Portfolio

The Legacy Products provide the Corporation with a portfolio of established, branded legacy products. Each of the Legacy Products has generated and continues to generate income. The Corporation’s management believes that the Legacy Products will continue to provide a predictable revenue base that may be grown and supplemented through the acquisition of additional legacy products.

Superior Business Model for Acquisition of Legacy and Orphan Drug Products

Specialty Pharma and other niche pharmaceutical companies often focus on acquiring under-promoted or non-promoted products in specific therapeutic areas that can be grown through synergistic, targeted sales and marketing efforts. Management of the Corporation believes that the Corporation has a unique strategy in seeking to acquire legacy products primarily for the purpose of generating a stream of stable revenues and cash flow, which provides the Corporation with the flexibility to consider a broad range of acquisition targets from a variety of therapeutic areas. Therefore, the potential number of product acquisition candidates may be much larger for the Corporation than for most Specialty Pharma companies. Management of the Corporation believes that this approach provides the Corporation with a competitive advantage in acquiring products as it can often purchase diversified bundles of products from a single vendor, whereas other Specialty Pharma and other niche pharmaceutical companies are more likely to focus on individual product acquisitions. With this flexibility, certain vendors may view the Corporation as a preferred purchasing candidate.

Partnership with Leading Service Providers

The Corporation has entered into outsourcing relationships with leading providers of pharmaceutical contract services for many of the operational functions associated with its business and intends to pursue this strategy in the future. Manufacturing of Kapvay tablets is outsourced to UPM and packaged by PPS. Orapred ODT is manufactured and packaged by CIMA. Ulesfia Lotion is manufactured by CPL and packaged by PPS. Warehousing, distribution, logistics, customer service and accounts receivable were previously outsourced to SDC in Alpharetta, Georgia, and were transitioned to SPS in December of 2013. These operations were transitioned to Cardinal in January of 2014. All aspects of regulatory affairs and pharmacovigilance have been outsourced to Optum. Other compliance-related matters are overseen by Compliance Implementation Services and Beckloff & Associates.

Aligned Management and Board with Product Acquisition Expertise

Members of the Corporation’s executive management team and board of directors have extensive experience with respect to pharmaceutical product acquisition and operational experience. The Corporation’s Chief Executive Officer, Mark Thompson, has spent his career in pharmaceutical M&A transactions, having completed over $2 billion of product transactions, and as a result has a strong network of connections within the industry. The Corporation’s management team is also experienced in early stage pharmaceutical operations, product development, licensing, new product launches and re-launches, sales and marketing. Management and directors of the Corporation also have collective expertise in manufacturing, clinical development and technology transfer. The Corporation’s Barbados subsidiaries are run by seasoned pharmaceutical executives. In addition, management and the board of directors maintain a material ownership interest in the business in order to further align interests.

Tax-Efficient Capital Structure

By operating the Legacy Pharmaceuticals Division and Orphan Drugs Division through Barbadian subsidiaries, net income of the Legacy Pharmaceuticals Division and Orphan Drugs Division is distributed to the Corporation out of “exempt surplus”. Profits earned by the Barbadian subsidiaries are subject to a lower corporate tax rate than that of many other jurisdictions and when repatriated to Canada as exempt surplus dividends are not subject to further corporate tax in Canada.

Corporate Operations

The Corporation operates from four primary locations, including its Canadian office located at 277 Lakeshore Road East, Suite 302 Oakville, Ontario L6J 1H9, the Legacy Pharmaceutical Division at 5 Canewood Business Centre, Canewood, St. Michael, BB 11005, Barbados, B.W.I., and the SHD Division located in Kansas City, Missouri, and Pinnacle at Bannockburn, Illinois. The Corporation leases all of its properties. The Corporation believes it has good relationships with its landlords and intends to extend the leases or evaluate desirable alternatives as facility leases approach the end of their terms. Management of the Corporation believes that alternative facilities would be available to the Corporation on market terms. The Corporation does not own any real property.

Employees

As at December 31, 2013, Concordia had 147 full time employees and consultants, none of whom are unionized.

The Pharmaceutical Market

General

The global pharmaceutical industry is a highly diverse and complex industry generating sales of $962.1 billion1 in 2012 and is composed of a variety of sectors, including Big Pharma, Specialty Pharma which includes biologics, biotechnology firms, large and small research and drug development organizations that may include orphan drug development companies and generic drug manufacturers. These participants compete for market share based on drug advantages including clinical efficacy and safety, technological innovation or novelty, convenience or ease of administration and cost effectiveness.

The United States is the world’s largest pharmaceutical market with estimated sales of $359 billion in 2012 and that market is expected to reach approximately $475 billion by 2020. Projected CAGR of 3.5% will result in the United States accounting for 54% of the global market by 2020.2

Total US Pharmaceutical Non-Discounted Sales

United States Pharmaceutical Product Lifecycle

Pharmaceutical products in the United States marketplace follow very similar paths of development from discovery until loss of market exclusivity. This “lifecycle” includes several key milestones that ultimately affect a product’s commercial viability and its life-long financial contribution. The key stages in the lifecycle of a pharmaceutical product in the United States can generally be described as follows:

Drug Discovery – In the drug discovery phase, researchers identify a target for a new medicine, such as a molecule believed to affect a particular disease, and use the molecule to create thousands of compounds. When a compound is identified that offers the potential to proceed to pre-clinical testing, a patent application is filed claiming the chemical formula that defines the new compound and/or the process by which the new compound is formulated or used. If issued, the patent carries a lifespan of 20 years from the date of filing. During this 20 year period, only the patent holder may use the discovery claimed in the

[1]	Source: IMS Health Market Prognosis, June 2013.
[2]	Source: IMS Health (information provided in the table).

patent. Due to the risk, high costs and time required to develop new products, industry must prioritize drug development plans and resources based on projections of other new entrants and the market size.

Pre-clinical Testing, Investigational New Drug Review and Clinical Trials – Following the discovery process, candidate drugs typically undergo one to three years of extensive pre-clinical laboratory and animal testing to assess safety and demonstrate biological activity against a particular disease. Prior to testing in humans, the drug developer must submit an investigational new drug application to the FDA. Once approval is received, the drug enters three phases of clinical trials, which can take from two to ten years, during which teams of physicians test the new drug to determine its safety and efficacy in patients.

FDA Approval, Product Launch and Growth – FDA scientists and advisory committees review all clinical trial results in connection with a new drug application and decide whether the data justifies approval for patient use. Once approved, the drug will be launched into the marketplace. Sales of branded pharmaceutical drugs, often driven by sizeable promotional investment, may rise sharply after introduction as the drug gains popularity and becomes widely prescribed by physicians.

Maturity – After several years, sales of a pharmaceutical product may reach a plateau, or continue to grow at a slower rate. While sales patterns vary among products, this phase of the product’s life cycle is often determined by its efficacy as compared to other “newer generation” products, promotional and sales force investment, and market capacity and competition. A pharmaceutical product with market exclusivity is defined as being “single-sourced” with no approved generic equivalent formulation, meaning the branded product is the only product available. Market exclusivity is derived from one or more of the following:

•	Patent Exclusivity. Patents granted by the United States Patent and Trademark Office generally have a 20 year lifespan during which time only the patent holder may use the invention claimed in the patent. After this period, the patent expires and the invention becomes public domain, meaning it may be used by anyone. As long as a marketed pharmaceutical product is protected by a patent, that product will generally enjoy exclusivity from generic products and depending on the scope of patent protection, other formulations of the same drug. The time required to complete pre-clinical and clinical trials and to receive FDA approval may be up to 10 years or more. Consequently, most products rarely enjoy the full 20 years of patent protected market exclusivity.

•	FDA Exclusivity. Regardless of patent status, the FDA, upon approving a drug for marketing, grants marketing exclusivity to all newly introduced, innovative pharmaceutical products. The term of the grant is dependent on a number of factors, including the use of the drug, whether the drug already exists in another formulation, and the total number of patients eligible to use the drug. FDA exclusivity can last between six months and seven years, and although this status runs concurrently with patent exclusivity, it is completely independent of any patent protection. With respect to orphan drug products, the FDA provides seven years of exclusivity.

•	Technical and Manufacturing Barriers to Competition. A pharmaceutical product can maintain market exclusivity and remain single-sourced after both patent and FDA exclusivity expire due to technical and manufacturing barriers to competition.

Economic Barriers to Generic Competition - Sales of a branded product are sometimes too small to warrant the sizable investment necessary to develop and produce a generic formulation of the product. As a result, the product does not face generic competition, thereby maintaining market exclusivity. For approval of a generic product, the FDA requires bioequivalence studies. While not as extensive as a full clinical development plan with an innovative product, a generic drug will be required to demonstrate bioequivalence within an accepted range. Typically, there is no need for a generic manufacturer to reproduce any of the clinical studies performed by the drug innovator which is considerably less than discovery. It is for this reason that the generics are predictably less costly than the brands for which they will be substituted. Despite the lesser costs usually incurred by generics, filing costs, bioequivalence studies, packaging and manufacturing and ongoing regulatory requirements do create an economic barrier for generic entries. As a result, if sales of the branded product are relatively low, the expected economic return from sales of a generic product may not justify the significant investment in both time and money required to develop and manufacture the generic product.

An important section of the Hatch-Waxman Act actually encourages generic companies to challenge patents. If a generic company is the first to file its ANDA with a Paragraph IV certification and prevails in the subsequent lawsuit, that generic company is granted a period of market exclusivity of 180 days. The 180-day exclusivity incentive can be significant for a generic company as it would be the only generic version on the market which will allow it to price its product just slightly below the branded version for six months, take market share from the branded product, and maintain its price point before other generics enter the market and erode the price and segment margins. With a recent clarification of the regulations, a Paragraph IV challenge can occur as soon as four years after a product launches.

Following patent expiration and loss of FDA exclusivity and in the absence of technical, manufacturing and economic barriers discussed above, lower-priced generic versions of a branded product will typically enter the market and quickly capture a majority of the market share previously held by the branded product. For most pharmaceutical products, sales fall sharply as a result of multiple generic entrants. Sales of a branded drug will often decline by 80-90% or more in the first year following introduction of generic competition and within three years, sales are frequently less than 10% of peak sales levels. In the event that only one generic competitor enters the market, the decline in sales is generally less severe.

Pre-Legacy Stage - Prior to a product’s loss of FDA exclusivity a brand name manufacturer may wish to divest its interest in a brand name product. This may occur for a number of reasons including: (i) a company’s desire to direct investment elsewhere in its business; (ii) a company’s strategic change to focus on other therapeutic areas; (iii) insufficient resources to have a meaningful impact on sales of the brand; (iv) lack of profitability; and (v) low volume. This creates a market of legacy products that are for sale but which maintain a limited period of market exclusivity.

Authorized Generic - An AG is a drug marketed as a generic under private label (unique name). Within the United States marketplace there is a familiarity with AG’s by consumers who wish to continue to take “the brand name” but at a reduced price. The goal of launching an AG is to win market share and have the AG widely distributed prior to LOE. By launching an AG prior to another generic competitor, the brand company can create a revenue stream from the AG, while continuing to receive a revenue stream from brand sales.

Legacy Stage - Management of the Corporation believes a branded product generally maintains up to 10% (and on rare occasions more depending on other factors which are discussed below) of the total market share for the remaining life of the product. This is due to patients with drug plans that reimburse branded products regardless of the presence of generic equivalents or to patients who insist on being prescribed branded versus generic products despite the difference in cost. Therefore, while market share is small, demand for these products remains relatively constant year after year, often with little or no marketing investment. These products are considered legacy products.

Furthermore, as indicated above, some drugs retain market exclusivity beyond the expiration of patent and FDA exclusivity as a result of technical, manufacturing or economic barriers to competition. Since these drugs do not face generic competition, their average market share is generally maintained during this stage of the product lifecycle. These products are also considered legacy products.

The continuous introduction of new drugs to treat heart disease, cancer, arthritis, diabetes and HIV, as well as the development of “lifestyle” pharmaceutical products aimed at helping an aging population look and feel younger (e.g., Viagra and Botox), suggests that the pool of legacy products may continue to grow. As these drugs lose market exclusively, they will become legacy products that may eventually be divested by their original owners.

Customers

The Corporation sells most of its pharmaceutical products directly to three major wholesalers in the United States: AmerisourceBergen, McKesson Corporation and Cardinal Health, Inc. Other direct buyers include additional smaller wholesalers and distributors, in addition to certain pharmacy chains and food stores that warehouse the products internally. Additional key customer groups include:

•	Physicians and allied health professionals including nurses, physician assistants, and pharmacists. While physicians and allied health professionals are not themselves direct buyers of the Corporation’s products, they are the key decision-makers in terms of recommending or prescribing the Corporation’s products to patients.

•	Patients and their families/caregivers. In the United States, patients are faced with having to bear an increasing share of the cost of healthcare. Therefore, the industry has increasingly turned to promotional and educational initiatives that directly target patients and their families. The Corporation does not generally engage in activities that directly target patients, except for the provision of various product and disease specific patient education materials that may be passed along to patients by physicians.

•	Third-party payors such as managed care organizations and group purchasing organizations. Third-party payors, like certain insurance companies and employers, make purchasing and reimbursement decisions based on a number of health outcomes and economic variables. The Corporation does not attempt to influence the historical level of reimbursement for its products.

•	State and federal government health agencies. Certain federal government agencies like the Department of Veteran Affairs, the Department of Defence, prison systems and Indian Health Services may purchase pharmaceutical products directly from the Corporation or provide third-party reimbursement to those that do purchase the Corporation’s products. In addition, Medicaid programs at the state level may also reimburse patients in the purchase of the Corporation’s products. The historical utilization/reimbursement activity of the Corporation’s products for these government agencies has been low and the Corporation expects this to continue. However, as discussed below under the heading “Legacy Pharmaceuticals Division - Industry Overview - Medicare Coverage”, the 2006 adoption of Part D prescription drug coverage for patients aged 65 and over may expand the potential market for certain legacy products.

Competitive Conditions

Competitors in the pharmaceutical market range from large multinational pharmaceutical development corporations to small, single product companies that may limit their activities to a particular therapeutic area, region or territory. Competition also comes from generic companies, which develop and commercialize formulations that are identical to marketed brands. The Corporation competes with a variety of drug companies. At the present time only Kapvay is facing generic competition in the market. Orapred is likely to face generic competition beginning in or about April 2014 and generic competition for Ulesfia is not expected until 2024 at the earliest. Because of its biologic drug and device combination, Photofrin is unlikely to face generic competition.

With respect to its acquisition strategy, the Corporation competes principally with three types of competitors: (a) other pharmaceutical companies who seek to acquire mature pharmaceutical products as part of their growth strategy; (b) other pharmaceutical companies that are seeking to acquire orphan drug candidates; and (c) companies developing drugs which could one day compete with the Corporation’s drugs. With respect to the legacy business, these companies, however, typically focus on under-promoted products in specific therapeutic niches that offer growth potential through synergistic sales and marketing efforts. To the Corporation’s knowledge, few, if any, companies are currently seeking to acquire legacy products solely for the purpose of generating a stream of consistent cash flow. In addition, since the Corporation is not focused on specific therapeutic classes, it has the ability to purchase diversified products and product bundles. With respect to other companies seeking orphan targets, the Corporation leverages its capital structure to provide it with a competitive advantage over its competitors.

Proprietary Protection

The patents associated with Kapvay have expired. Ulesfia’s several patents expire in stages on August 11, 2017, July 11, 2022 and May 19, 2024 and the patents on Orapred expire on April 9, 2018 and November 24, 2019. PDT with Photofrin is a multi-faceted process (requiring the drug and two Class III devices) for which Concordia maintains proprietorship at multiple levels. Further, Concordia is developing the product for Orphan indications that may receive FDA-granted marketing exclusivity for extended periods.

To protect its products, Concordia relies on trade secrets, know-how and other proprietary information that relates to the manufacture or formulation of the products. These proprietary rights are expected to prevent or reduce the likelihood of competitors copying the Corporation’s products because of the difficulty in duplicating the formulation and manufacturing process. Without access to this “know-how”, competitors face significant technological hurdles in attempting to formulate or manufacture competing brands. The Corporation’s ability to maintain market exclusivity in its products depends, in part, on its ability to maintain these proprietary rights.

Below is a list of the Corporation’s trademarks along with registration information.

Jurisdiction	Trademark	Application Number	Reg. Number	Filing Date	Registration Date
United States	Kapvay	77/864,611	4,365,005	November 4, 2009	July 9, 2013
United States	Orapred	75/284,813	2,185,127	May 1, 1997	August 25, 1998
United States	Orapred ODT	78/642,154	3,248,392	June 2, 2005	May 29, 2007
Korea		40-2012-0029768	40-0959504	May 8, 2012	March 20, 2013
United States	Photofrin	73/437,839	1367281	August 4,1983	October 29, 1985
Canada	Photofrin	0552103	TMA347707	November 7, 1985	November 10, 1988

LEGACY PHARMACEUTICALS DIVISION

Legacy Pharmaceuticals Division Overview

The Corporation operates a healthcare business which includes the management and acquisition of legacy pharmaceutical products, both with patent life and exclusivity remaining (pre-legacy) and products that have reached full maturity but continue on a predictable revenue generation path, collectively referred to as legacy products. Regardless of stage of the life cycle the targeted products have a well-established record of safety and efficacy and a history of stable, predictable prescription demand.

The Legacy Products consist of Kapvay (clonidine extended release tablets), Ulesfia (benzyl alcohol) Lotion 5%, Orapred ODT (prednisolone sodium phosphate orally disintegrating tablets). Kapvay, Ulesfia and Orapred were acquired from Shionogi in May 2013 for a total consideration of $27.9 million, excluding transaction costs.

In addition to the Legacy Products, the Corporation aims to acquire additional legacy pharmaceutical products that offer stable earnings with modest investment. The Corporation derives synergies within its other businesses and utilizes its expertise in manufacturing, supply and commercialization to enhance profitability. In its Legacy Pharmaceutical Division, the Corporation focuses on products that either enjoy market exclusivity through technical, manufacturing or economic barriers to competition, or otherwise maintain stable and/or predictable prescription demand. The Corporation also focuses on acquiring legacy drugs that have the potential, through further development, to be used to treat additional indications, specifically those indications that may qualify for orphan drug status. The Corporation’s focus is not therapeutically driven (meaning one specific disease or category of diseases), allowing it to build a diversified product portfolio without being limited to any specific therapeutic class. The Corporation leverages its network of outside functional experts to assist in managing key business functions such as supply, manufacturing, regulatory, medical information and sales and marketing, thereby minimizing the need for significant overhead and providing the flexibility to adapt to market conditions in a timely and cost effective manner.

The following graph sets out the gross revenue by drug in the Legacy Pharmaceutical Division since the first quarter of 2011 and for the forecast period ending the fourth quarter of 2014. The significant revenue decline for Kapvay in the third quarter of 2013 is a result of the introduction of a single generic into the market and the loss of patent exclusivity in October of 2013.

Concordia Net Sales by Legacy Drug

Note: Historical Net Sales are based on IMS data for gross sales up to Q3 2013, adjusted for deductions and chargebacks (normalized historical deductions estimated at 47% for Kapvay, 80% for Orapred ODT, 54% for Orapred OS, and 71% for Ulesfia). Q3 and Q4 figures are based on the Corporation’s financial information. Forecasts are management estimates from January 2014 forward.

Industry Overview

Management believes that a number of trends in the pharmaceutical industry create a favourable environment for the Legacy Products.

Demographics

Demographic trends that are expected to maintain or increase the demand for all pharmaceutical products, including legacy products, include longer life expectancies and a growth of older segments of the population.

As is demonstrated by the following chart, the life expectancy of a United States citizen has increased by approximately 8 years since the 1960s.

Life Expectancy

1960 - 2010

As a result of this increased life expectancy, the United States is expected to experience rapid growth of the older segments of its population. According to a Census Bureau report, there were 40.3 million people aged 65 and older on April 1, 2010, up 5.3% from 35 million in 2000 (and just 3.1 million in 1900). Average life expectancy is expected to increase more rapidly over the next decade as more baby boomers turn 65. It is during these later years in life that pharmaceutical consumption increases. More than 10% of older Americans use five or more prescription drugs per month.3

Trends in the Percentage of Persons Using Prescription

Drugs in the United States

Source: CDC/NCHS, National Health and Nutrition Examination Survey

[3]	Qato DM, Alexander GC, Conti RM, Johnson M, Schumm P, Lindau ST. Use of prescription and over-the-counter medications and dietary supplements among older adults in the United States. JAMA 300(24):2867-78. 2008.

Demographics Using at Least One Prescription Drug

Source: CDC/NCHS, National Health and Nutrition Examination Survey

Medicare Coverage

In the United States, Medicare, which provides health care coverage for citizens aged 65 and over, currently provides almost no coverage for prescription drugs other than those drugs administered during a hospital stay. Medicare Part D, the outpatient prescription drug benefit, provides seniors and individuals with disabilities access to affordable prescription drug coverage. Part D allows beneficiaries to choose from a range of private plans that best meet their needs. Ninety percent (90%) of Medicare beneficiaries receive comprehensive prescription drug coverage. Part D represented only 10% of Medicare spending in 2012. This third-party reimbursement is expected to enlarge the potential market of patients for prescription drugs, including certain legacy products.

Healthcare Reform - The Patient Protection and Affordable Care Act

The Patient Protection and Affordable Care Act increases the quality, accessibility and affordability of health insurance in the United States. The law prevents patients from being denied insurance due to pre-existing conditions, it prevents insurance companies from dropping patients when they are sick, protects against gender discrimination, expands free preventative services and health benefits, expands Medicaid and CHIP, improves Medicare, mandates larger employers to insure employees and creates a marketplace for subsidized insurance, the result of which provides tens of millions of individuals, families and small businesses with free or low-cost health insurance. Medicaid and CHIP are expanded to provide insurance for up to 16 million of the poorest individuals in the United States.

The implication of this is that the pool of patients that previously did not have access to health insurance and drug reimbursement will expand significantly.

Product Divestitures

Management of the Corporation believes that pharmaceutical companies are increasingly choosing to divest their legacy products for a number of reasons, including, but not limited to:

•	Normal Course Divestiture of Non-Strategic Assets. Pharmaceutical companies typically divest products in the normal course of business in order to align their product portfolios with their overall business strategies.

•	Financially Motivated Divestitures. Pharmaceutical companies may elect to divest products to address specific near-term cash needs or to fund long-term financial goals.

•	Ongoing Industry Consolidation. Consolidation within the pharmaceutical industry has accelerated the trend toward portfolio rationalization as business combinations often result in overlapping, redundant and/or non-core drugs in the merged portfolio. In addition, business combinations may result in the divesture of certain products as required by antitrust or competition authorities.

•	Funding the Development, Acquisition or Licensing of Early Stage Drugs. Big Pharma is seeking to expand internal product pipelines by: (i) increasing expenditures on internal discovery; and/or (ii) acquiring or licensing products from (typically) smaller, research-focused companies. Management of the Corporation believes that Big Pharma’s motivation for divesting legacy products relates to its desire to invest the proceeds into development stage products, thereby expanding the number of promising new products in the pipeline.

•	Reallocation of Manufacturing Resources. In certain instances, the continued manufacturing of lower-volume products becomes economically unattractive to Big Pharma. Big Pharma often seeks to optimize manufacturing resources by divesting lower-volume products when opportunities exist to reallocate manufacturing capacity to newer, more strategic or higher volume products.

As a result, management of the Corporation believes that there is an active market for the acquisition and divestiture of legacy products and that this market will continue to grow. Management of the Corporation has identified more than 100 transactions that have occurred in the United States since 2001 involving the divestiture or acquisition of approximately 130 pharmaceutical products, many of them legacy products.

Government Regulation

The Corporation utilizes Optum as its provider of regulatory affairs services, medical and drug information provision, and quality assurance services. These services include storage and maintenance of all regulatory dossiers, all routine and ad-hoc reporting and communications with the FDA and adverse drug reporting and provision of medical information relating to the products to physicians and patients. The Corporation’s outsource agreement with Optum provides for a cost of service which is fixed for normal functions associated with the medical and regulatory maintenance of the products, with additional costs based on an hourly consulting rate for services as may be needed outside of normal maintenance. Optum is owned by United Healthcare in the United States and currently services a large number of North American and European pharmaceutical and biotechnology companies in similar capacities.

In addition to providing regulatory, pharmacovigilance and medical information services, Optum also provides expert market access strategies for the pharmaceutical, healthcare and biotech industry. Optum’s senior consultants have extensive pharmaceutical regulatory consulting experience. As one of the largest regulatory affairs and market access consulting firms in North America, Optum’s volume of product submissions is often larger than that of many biotechnology and pharmaceutical companies.

The Corporation also outsources to Optum all activities that typically involve written responses to questions from patients or healthcare providers regarding the Corporation’s products. The Corporation, through Optum, has established a dedicated toll-free phone number and mailing address for these drug information requests.

Legacy Products - Kapvay

Overview

A class of drugs called psychostimulants or stimulants have been used to effectively treat ADHD for several decades. These medicines help those with ADHD to focus their thoughts and ignore distractions. Stimulant medications are effective in 70% to 80% of patients.4

This class of drugs is used to treat both moderate and severe ADHD. They may be helpful in children, adolescents, and adults who are having difficulty with ADHD symptoms at school or at work, as well as at home. Some stimulants are approved for use in children over three, while others are approved for children over six.

Kapvay (clonidine), a non-stimulant treatment for ADHD, is the newest entry into the market and was approved on September 28, 2010. Kapvay is the only formulation of clonidine hydrochloride approved by the FDA for the treatment of ADHD, and is the first and only FDA-approved non-stimulant ADHD treatment indicated for use as add-on therapy to stimulant medication. Kapvay can also be used as monotherapy when treating ADHD. The underlying molecule, clonidine has other uses such as the treatment of high blood pressure.

Market

ADHD is the most frequently diagnosed childhood psychiatric disorder, affecting 11% of school-aged children in the United States.5 A total of $7.2 billion was spent in ADHD medication in the United States in 2011.6 The United States accounts for 90% of the global ADHD market and the United States’ ADHD drug market has grown at a CAGR of 20% since 2000.

In cases where stimulants do not work or cause unpleasant side effects, physicians may prescribe Kapvay. The first non-stimulant medication approved by the FDA was Strattera. It is now used in children, adolescents, and adults. The FDA then approved a second non-stimulant drug, Intuniv, for children and teens between ages 6 and 17 and recently approved the non-stimulant Kapvay for use alone or in combination with a stimulant to enhance effectiveness. These medications can all improve concentration and impulse control.

The following graph sets out the units of Kapvay sold since introduction into the market in 2010 as compared to Strattera and Intuniv, the only other non-stimulant pharmaceutical treatments for ADHD. Kapvay has successfully captured 7% market share in this period and should continue to benefit from being the only approved non-stimulant treatment that can be used in combination with traditional stimulant drugs (Ritalin) to treat ADHD.

[4]	WebMD.
[5]	Source: New York Times – ADHD Seen in 11% of US Children as Diagnosis Rises – Alan Schwarz – March 31, 2013.
[6]	Source: New York Times – ADHD Seen in 11% of US Children as Diagnosis Rises – Alan Schwarz – March 31, 2013.

Non-Stimulant ADHD Treatments

Source: Wolters Kluwer

The following graph sets out the number of Kapvay pills sold since Q1 2011. Since the purchase of Kapvay from Shionogi, the Corporation has implemented three price increases with no adverse impact on volumes. The decline in volumes in the forecast period is a result of the entry into the market of a generic alternative to Kapvay.

Kapvay

Unit Sales and Price

Source: IMS for historical data up to Q3 2013. The Corporation’s financial information for Q3 and Q4 2013. Management estimates for forecasts from January 2014.

Marketing Strategy

From the time of the acquisition of Kapvay by Concordia Private Co., the Corporation understood that LOE (the FDA exclusivity) was imminent. This dictated a maintenance marketing strategy. Promotion for Kapvay has been limited to direct mail and ongoing support for the Kapvay co-pay assistance card program. The two initiatives were combined to ensure an ample supply of co-pay cards in targeted physicians’ offices. Price increases were implemented in July 2013 (35%), September 2013 (6%) and January 2014 (5%).

Competition

Other than new generics for Kapvay (see “Legacy Pharmaceuticals Division - Products - Kapvay - Genericization of Kapvay” below) there is no competitor to Kapvay which is an FDA approved non-stimulant ADHD treatment indicated for use as add-on therapy to stimulant medication such as Ritalin.

Genericization of Kapvay

Par Pharmaceuticals entered the market on October 7, 2013 with a generic entrant to Kapvay. To date, Par Pharmaceuticals represents the only generic threat to Kapvay.

The following chart sets out the decline rate of a sub-set of CNS drugs post-genericization alongside the decline rate curves modeled for Kapvay that management has forecasted. The Corporation’s management considers the decline of prescriptions for Kapvay to a normalized state of 9.5% of pre-genericization levels to be a conservative estimate based upon normalized levels experienced for pediatric CNS drugs.

Branded CNS Products

Total Prescription Market Share Erosion

Kapvay forecast includes only branded market share retained.

Legacy Products - Orapred

Overview

Orapred (prednisolone) is a corticosteroid used in the treatment of pediatric asthma. The OS was approved on December 14, 2000, and the ODT formulation was approved on June 1, 2006. Orapred ODT is indicated for the control of severe or incapacitating allergic conditions such as atopic dermatitis, and seasonal and perennial allergic rhinitis which are intractable to adequate trials of conventional treatment.

Many oral corticosteroids have a very bitter taste that discourages patients from correctly taking their medication for the full duration of their treatment plans. Orapred ODT was developed with a truly unique and effective taste masking technology, using a tri-layer process that encapsulates the active ingredient deep inside the tablet. It is the first and only orally disintegrating prednisolone tablet and was developed to be both patient-friendly and caregiver-friendly.

Market

Asthma affects 7 million children in the United States and is the most prevalent pediatric chronic condition. Of asthmatic children, 45.7% receive benefits from Medicaid or other publicly funded programs.7 Orapred ODT currently holds 4.0% of prednisolone market share.8

The following graph sets out the market share for Orapred as well as the branded and generic competitor prednisolone drugs in the market. The graph illustrates Orapred’s leading position among branded prednisone products.

Prednisolone Market

Source: Wolters Kluwer

[7]	Source: IMS.
[8]	Source: IMS.

The following graph sets out the historical quarterly unit sales and price of Orapred ODT as well as the Corporation’s forecast volumes through Q4 2014. The forecast decline in Q2 2014 is due to the entry of Mylan’s generic into the market.

Orapred ODT

Unit Sales and Price

Source: IMS for historical data up to Q3 2013. The Corporation’s financial information for Q3 and Q4 2013. Management estimates for forecasts from January 2014.

Marketing Strategy

The Corporation is reviewing opportunities with a generic drug manufacturer to produce an authorized generic for the Orapred ODT product. The Corporation continues to focus its efforts on the existing marketing plan which emphasizes Orapred’s taste-masking technology which is both “kid and parent friendly”.

Competition

There are several generic prednisolone, and prednisone preparations available in the market. However, these preparations have a very bitter taste. Orapred ODT is the only orally disintegrating tablet that has a pleasant taste. Accordingly, parents of patients typically prefer Orapred ODT as it is easier to administer to their children.

Genericization of Orapred

Shionogi entered into a Paragraph IV settlement with Mylan that will allow Mylan to launch a generic Orapred ODT on April 1, 2014. Management of Concordia is currently reviewing authorized generic opportunities for Orapred and intends to implement an authorized generic strategy.

Legacy Products - Ulesfia

Overview

Ulesfia is a topical treatment of head lice in patients 6 months of age and older and was approved by the FDA on April 9, 2009. It is the only prescription head lice product that is not an insecticide. Patents for Ulesfia expire on August 11, 2017, July 11, 2022 and May 19, 2024. Expiration of such patents may bring about additional competition. However, Ulesfia will be more difficult to genericize because it is a topical treatment and there is no current generic pathway to develop a generic version of Ulesfia.

Ulesfia Lotion is a white topical lotion containing benzyl alcohol, 5% (50 mg/g of lotion) and comes as a package containing two individual 8 fl. oz. polypropylene bottles with a nit comb. Ulesfia Lotion is non-neurotoxic and is used as part of an overall lice management program that includes the use of a fine-tooth comb or special nit comb to remove dead lice and nits (eggs).

Ulesfia Lotion works by suffocating head lice. The active ingredient stuns the breathing holes, or lungs, of head lice. The other ingredients then clog the breathing holes, killing the lice. There is evidence that head lice are becoming resistant to some treatments. Ulesfia has a unique mode of action and is intended to work in such a way that resistance is reduced.

Market

There are over 12 million head lice infestations annually in the United States. Of treated cases in the last year, 85% were treated with OTC products and 15% with prescription products.9 Ulesfia currently enjoys a market share of approximately 31% of prescription sales and is the second largest prescription product based on unit volume.

The following graph sets out product volume sold by Ulesfia and its prescription competitors, as well as OTC competitive products for the treatment of head lice. The graph illustrates the leading position held by Ulesfia among the prescription drug treatments, as well as the potential market share gains available to the Corporation through capturing OTC sales in treating this condition.

Pediculosis Treatements

Source: Wolters Kluwer, IMS

[9]	Source: IMS.

The following chart illustrates the sales volume by quarter achieved by Ulesfia since 2011. Management of the Corporation believes that volume sales will continue to rise notwithstanding the price increase due to the product’s positioning as the only non-insecticidal treatment for head lice. As this is a prescription product, it is reimbursable under prescription drug plans, a key benefit over OTC products.

Ulesfia

Unit Sales and Price

Source: IMS for historical data up to Q3 2013. The Corporation’s financial information for Q3 and Q4 2013. Management estimates for forecasts from January 2014.

Marketing Strategy

Ulesfia will enjoy market exclusivity for the foreseeable future and management expects that a generic entry for Ulesfia is not likely given that: (a) there are three listed patents; and (b) there is not a clear pathway at present for generic lotions.

The Corporation continues to support its favorable position in various states within the United States with Medicare reimbursement. This supports both those patients who rely on Medicare but also enhances physician attitudes and drives the non-Medicare use of Ulesfia. Co-pay assistance coupons will continue for those patients with insurance.

Distribution Agreement with Lachlan Pharmaceuticals

On January 6, 2014, the Corporation announced that it entered into an Exclusive Distribution Agreement with Lachlan Pharma Holdings (“Lachlan”), a global pharmaceutical company, with a term of five years for the exclusive distribution of Ulesfia Lotion in the United States. Lachlan has an agreement with Zylera Pharmaceuticals, LLC (“Zylera”) to commercialize Ulesfia Lotion in the United States.

The Exclusive Distribution Agreement for Ulesfia Lotion with Lachlan provides the Corporation with access to Zylera’s sales force, as well as its wholesale and retail network. The Corporation believes that this partnership should help grow the existing sales of Ulesfia Lotion across the United States.

Competition

There are a number of OTC and prescription drug treatments for head lice. OTC products currently constitute the majority of sales for treatment of this condition. Of the prescription drug treatments, Ulesfia is a market leader as it is able to leverage its brand and positioning as the only non-insecticide prescription treatment. Other prescription treatments include Stromectol marketed by Merck, Lindane marketed by Morton Grove Pharmaceuticals, and Ovide which is marketed by Medicis (Valeant).

SPECIALTY HEALTHCARE DISTRIBUTION DIVISION

SHD Division Overview

The SHD Division was acquired in October, 2013, with an effective date of August 1, 2013. Concordia Private Co. acquired the SHD Division for total consideration of $15 million inclusive of a $7 million vendor note. In addition, there is the potential for a vendor to receive additional consideration of up to $4 million if the Corporation meets certain performance metrics. See “General Development and Description of the Business”. The SHD Division is a nation-wide provider of diabetes testing supplies, pharmaceuticals, diabetic shoes, orthotic braces and other HME in the United States.

The SHD Division operates primarily out of an office and warehouse facilities located in and around Lenexa, Kansas, fifteen miles south of Kansas City, Kansas. The Corporation is in the process of consolidating the office and warehouse locations into a single location which is expected to result in the SHD Division realizing greater operating efficiencies.

The SHD Division provides a reliable method for its patients to obtain medical supplies through the mail. It has created a completely seamless process for the customer by directly billing insurance companies, collecting and maintaining prescriptions, ordering and delivering the goods to the customer, while keeping the customer informed throughout the process. The SHD Division has invested substantially in the area of diabetes education for its customers. Every product sent to customers includes valuable diabetes-related educational materials, an informative newsletter and recipes. Customers with online connectivity may access the Corporation’s extensive resource library at the website: www.myrewards.globalmeddirect.com, which contains a wide variety of educational materials about diabetes as well as the latest news and information on a number of related topics such as Medicare. The SHD Division’s customers can also access an interactive blog which helps increase the awareness of diabetes-related illnesses and also fosters a sense of community amongst the customer base. The SHD Division maintains a quality control program which monitors customer satisfaction, and has maintained a satisfaction rating exceeding 93% in all categories.

Industry Overview

United States domestic healthcare spending is expected to increase by approximately $2.1 trillion from $2.7 trillion in 2011 to $4.8 trillion in 2021, according to the CMS.

The Corporation’s Specialty Healthcare Distribution Division has historically targeted seniors and diabetics. As the baby boomer population ages, CMS estimates that the number of Americans over the age of 65 will increase from an estimated 42.1 million in 2012 to 55.9 million in 2021. According to research by the Robert Wood Johnson Foundation, over 90% of Americans over the age of 65 have at least one chronic condition, and over 70% of this population has multiple chronic conditions. The Corporation’s SHD Division is currently seeking to expand into specialty distribution and pediatrics.

According to HME News, the current home health care market is a highly fragmented industry of over 100,000 companies, with about 60 companies having annual sales in excess of $10 million. The products that the Corporation distributes are classified as “durable medical equipment”. CMS estimates that the national expenditures within the DME market will increase by over $30 billion from $39.7 billion in 2011 to $70.7 billion in 2021. The number of DME companies with Medicare billings less than $300,000 has been declining, or consolidating, over the last few years according to HME News, primarily as a result of increased Medicare accreditation and bonding requirements implemented in 2009.

Diabetes Market

In 2012, there were approximately 25.8 million children and adults in the United States that have diabetes, which is 8.3% of the population. Of this 25.8 million, 18.8 million people have been diagnosed with diabetes and an additional 7 million people are undiagnosed. There were 1.9 million new cases of diabetes diagnosed in people over the age of 20 in 2010.

The cost of the total diagnosed diabetes market in the United States in 2012 was $245 billion, which breaks down to $176 billion in direct medical costs and $69 billion in reduced productivity. The total estimated costs of diagnosed diabetes have increased 41% to $245 billion in 2012 from $174 billion in 2007, a compound annual growth rate of 7.1%. Most of this cost for diabetes care in the United States, (62.4%) is provided by government insurance (including Medicare, Medicaid, and the military). The rest is paid for by private insurance (34.4%) or by the uninsured (3.2%).10

Medicare Competitive Bidding

On July 1, 2013, CMS implemented a national mail-order competitive bidding program for diabetes testing supplies. Beneficiaries with Medicare benefits who obtain their diabetes testing supplies through the mail have been required to obtain their supplies from a contracted supplier.

Medicare states that the Medicare Bidding Program replaces the outdated prices Medicare has been paying with lower, more accurate prices. Under this program, suppliers submitted bids to provide certain medical equipment and supplies at a lower price than what Medicare had previously paid for these items. Medicare used these bids to set the amount it would pay for equipment and supplies under the competitive bidding program. Qualified, accredited suppliers with winning bids were chosen as Medicare-contract suppliers.

Medicare states that the program will save money, ensure beneficiary access to quality medical equipment, supplies and services from suppliers who are trustworthy and will help to limit fraud and abuse in the Medicare program. Implemented on July 1, 2013, the diabetes testing supplies are a nationwide item that Medicare beneficiaries must obtain from one of the 20 companies that was awarded a bid, or obtain their supplies from their local pharmacy.

Government Regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements on the distribution and marketing of pharmaceutical and other healthcare products. These agencies and other federal, state and local entities regulate quality control, safety,

[10]	Source: American Diabetes Association.

effectiveness, labelling, packaging, storage, handling, distribution, record keeping, approval, advertising, and promotion of pharmaceutical products.

The Corporation’s operations are also subject to federal and state anti-kickback laws. Such laws prohibit entities such as Concordia from knowingly and willingly offering, paying, soliciting or receiving any form of remuneration (including any kickbacks, bribe or rebate) in return for the referral of items or services for which payment may be made under a federal health care program, or in return for the recommendation, arrangement, purchase, lease or order of items or services for which payment may be made under a federal health care program. Violation of the federal anti-kickback law is a felony, punishable by criminal fines and imprisonment for up to five years or both. In addition, the Department of Health and Human Services in the United States may impose civil penalties and exclude violators from participation in federal health care programs such as Medicare and Medicaid. Many states have adopted similar prohibitions against payments intended to induce referrals of products or services paid by Medicaid or other third-party payors.

SHD Division Operations

The SHD Division has streamlined its processes, beginning with the intake of the customer from the lead generation source, to shipment of the customer’s supplies from the warehouse, and through to the periodic reorder process. The operations of the SHD Division are one of its key success factors, with a highly trained, professional staff of 133 employees (including the sales team) that services its customer base. The following operational functional descriptions apply to the majority of the SHD Division’s business.

Lead Generation

The SHD Division works with lead generation companies who conduct marketing campaigns primarily through the internet. The SHD Division works with these companies to gain new customers who have a need and inclination to receive their diabetes testing supplies through the mail. Customer service representatives are specifically trained to communicate with customers, helping them to follow their doctors’ orders and manage their chronic diseases.

Enrolment

Pre-qualified leads from the lead generation company are provided to the SHD Division’s Enrolment Department. The SHD Division’s enrolment representatives then contact the customers and verify information that the customer has provided to the lead generation company, including matters related to benefits and insurance status, after which the enrollment representative proceeds with the sales process.

The Enrollment Department handles each account according to HIPAA and regulations and ensures the accuracy of the customer information is accurate. The Enrolment Department also educates customers on the SHD Division’s product offerings, as well as the benefits and advantages of working with the Corporation. This department maintains a record of success with an average of approximately 88% of qualified potential customers agreeing to partner with the Corporation for their diabetes testing supply needs.

Document Retrieval

The Document Retrieval Department is responsible for obtaining new prescriptions, refill prescriptions and medical documentation. The department employs staff review prescriptions. Prescriptions are received through a utility, which collects and sorts all faxes received. The employees that review the prescriptions review approximately 150 prescriptions each day for accuracy and completeness. The prescription is verified for completeness and accuracy and then saved to the customer’s medical file.

Insurance Department

Once a valid prescription has been received, the Insurance Department is notified and then verifies the customer’s insurance coverage. This is where it is determined whether the supplies will go through the customer’s medical or pharmacy benefit. Employees in the Insurance Department are specialized in verifying the customer’s eligibility and benefits with the insurance companies with whom the Corporation has contracts (the Corporation has contracts with approximately 50 insurance companies). Each specialist can verify benefits for up to 200 customers per day. Once the customer has a valid prescription and their insurance benefits have been verified, the order is set up in the system, and is made ready for shipment.

Pharmacy

The SHD Division has a full-service pharmacy with accredited and licensed pharmacists on staff and with sufficient resources to nationally service a wide customer base with multiple products. This pharmacy has full fulfillment capacity and can ship medications across the United States. The SHD Division strives to expand the delivery of medications to existing customers and expand its product offerings into niche medications that diabetics administer.

The Corporation is developing the specialty pharmacy aspect of this pharmacy operation, and intends to flow additional pharmaceutical products, including its own proprietary products and potential orphan drugs, through the SHD Division’s pharmacy.

Warehouse and Shipping Department

Once the pharmacy adjudication has been done or the medical order set, the packing slips are mass printed and sent to the warehouse to fulfill the orders. When the supplies are picked, they are scanned individually and confirmed in the system immediately. The warehouse typically holds less than 20 days’ worth of inventory at any given time.

Reorders Department

If a customer receives supplies through their medical benefit, the Reorders Department is primarily responsible for processing those customers’ orders. Each time a reorder of supplies is due to be shipped, the reorder representative calls and confirms the order with the customer. While speaking with the customer, the reorder representative also educates the customer on the other pain and life management products offered by the SHD Division, in order to seek additional sales.

The function of the Reorder Department is to process and ship as many orders as possible each month, with an average process rate of approximately 1,800 orders per month.

Customer Service

The Customer Service Department is a key strength of the SHD Division, with employees handling upwards of 400 calls per day and taking a personal interest in each customer that calls in. When someone calls into the 800 number, they do not receive an automated prompt. The SHD Division remains committed to the personal touch that comes with interacting with a live agent every time.

Billing Department

The Billing Department collects payments on an average of 1,700 claims billed per day. The average Days’ Sales Outstanding, which is the average number of days to collect on receivables, is 50 days. Maintaining a lower than average denial rate, the Billing Department is efficient at following up on outstanding claims, as well as resubmitting when there are billing errors, and decreasing the amount of write offs.

SHD Division Products

The following are some of the key products of the SHD Division.

Diabetes Testing Supplies and Pharmaceutical Products

The SHD Division provides a full range of diabetic testing supplies required to meet the Corporation’s customers’ needs, including: test strips, blood monitoring equipment/meters, lancets, lancing devices, control solutions, batteries, etc. Diabetic testing supplies comprises the majority of the total revenue of the Corporation’s SHD Division (approximately 75%). If a customer has an insurance provider other than Medicare, the SHD Division provides supplies for these customers and accepts assignment of insurance. Most of the diabetes supply business now runs through the pharmacy as most insurance plans consider these supplies to be part of the pharmacy benefit.

The SHD Division carries major brands of testing supplies, including: Bayer, Roche, Lifescan, and Abbott. Additionally, generic products are sold (e.g., approximately 50% of the test strips sold are generic products).

Diabetic Footwear

Diabetes causes nerve damage and reduced circulation that can be hazardous to feet. Deterioration of peripheral nerves is called neuropathy, which reduces sensation in extremities. Poor blood circulation can also make it difficult for foot injuries and infections to heal. Even a small bump or cut can result in serious consequences if it does not receive timely medical attention. Prescription diabetic footwear can help prevent more serious foot health complications that can arise as a result of diabetes.

Within their lifetime, 14% of people with diabetes will experience a foot ulcer and between 14% and 24% of those with a foot ulcer will require amputation. Diabetes is the leading cause of amputation of the lower limbs. At least half of these amputations might be prevented through simple but effective foot care practices. At least half of the amputations that occur each year in people with diabetes can be prevented through screening for high risk customers and the provision of proper foot care.

In partnership with Dr. Comfort® custom footwear, the SHD Division has become a national leader in providing diabetic footwear to customers across the United States. Customers have access to one of the largest networks of pedorthists and certified shoe fitters in the United States. The leadership and extensive coverage in the pedorthic area provides customers with a one-on-one, in-home fitting for their diabetic shoes. This benefit to customers results in substantial healthcare savings to both public and private insurance carriers due to the reduction in lower extremity complications.

The SHD Division has a staff of pedorthists and certified shoe fitters across the United States, who service customers for diabetic shoes. Customers who are enrolled in Medicare or a Medicare Advantage plan may be eligible to receive one pair of diabetic shoes and three pairs of inserts every calendar year. A certified diabetic shoe fitter sets up an appointment to have the customer’s feet measured. An impression of the foot is taken so that custom inserts can be manufactured specifically to the customer’s foot. The SHD Division carries recognized brands of shoes and inserts (e.g., Dr. Comfort, MMar, Ped-Lite).

Wound Care Supplies

Fifteen percent (15%) of all diabetic patients develop a lower extremity wound. Each year there are approximately 82,000 diabetic amputations in the United States. Complications with diabetes make it more difficult for wounds to heal, including nerve damage, a weakened immune system and narrow arteries. The SHD Division has teamed with DeRoyal wound care products to present the customer with an easy to use, seamless process for obtaining their wound care supplies. The SHD Division and DeRoyal work closely with the doctor to determine a treatment approach and stay in touch with the doctor’s office and the customer to ensure proper healing of the wound. With DeRoyal’s industry leading products and the SHD Division’s superior customer service and delivery model, the Corporation believes that receiving wound care supplies through the mail has never been easier.

Urologicals – Catheters

There are many reasons that someone may require a urinary catheter. The SHD Division’s Catheter Supply Specialists are trained on products for both male and female catheterizing, and the Corporation supplies an extensive line of catheter supplies available to its customers. The catheter-related business of the SHD Division is not limited to diabetic customers.

Other Products

The SHD Division also sells orthotic braces, continuous positive airway pressure (“CPAP”) supplies, hospital beds, wheelchairs, oxygen supplies, and therapeutic products for the treatment of erectile dysfunction.

SHD Division Marketing

The SHD Division operates through the trade name “Complete Medical Homecare”. The SHD Division has historically undertaken a number of different approaches to marketing its products, including the following:

•	inserting “box stuffers” with shipments to promote some of its other products (e.g., CPAP, Wound Care products, Catheters);

•	managing a reward program, whereby customers were rewarded with various gifts for their “loyalty” (e.g., diabetic cookbooks);

•	utilizing national online advertising techniques to promote diabetes testing supplies;

•	listing advertisements in local newspapers; and

•	distributing coupons within shipments, as well as posting coupons on the Corporation’s website.

SHD Division Suppliers

The SHD Division sources its products from over 25 manufacturers. As sales volumes have increased, partnerships have been developed with large manufacturers, enabling the Corporation to obtain preferred pricing and maintain a readily available supply of products for its customers’ medical necessities.

For the product areas of wound care supplies and urinary catheters, the Corporation’s SHD Division developed a relationship with Invacare Supply Group, now Independence Medical. With this relationship in place there is access to fifty or more manufacturers. For these product areas, the Corporation often utilizes Independence Medical’s drop ship capabilities.

The SHD Division’s supplier/manufacturer base includes industry-recognized names such as: Diamond Diabetics Products (meters and supplies), Omnis, Biosense, Arkray, Dr. Comfort and Medicine. The SHD Division’s supplier/manufacturer base is managed through the Corporation’s Barbados office.

SHD Division Competition

The largest competitors to the SHD Division are Liberty Medical, Liberator Medical, CCS Medical, Arriva Medical, Walgreens, Target, Wal-Mart and CVS Pharmacies.

Management believes that the Corporation’s SHD Division sets itself apart from its competition by its superior customer service which includes: (a) a personal touch – live customer care coordinators versus an automated phone service that many of the competitors use, and (b) a seamless, efficient processing environment.

The subsector of specialty pharmaceutical distribution is dominated by AmerisourceBergen which carries 54% of market distribution through three subsidiaries. Other distributors and their market shares, respectively, are McKesson Specialty (24%), Curascript SD (5%), Metro Medical (4%) and others (13%).

Corporate Compliance

The SHD Division is nationally accredited to conduct Medicare-related business. The SHD Division has strengthened its Corporate Compliance Program. It maintains an ongoing training program for its employees, which includes education on compliance with HIPAA and Medicare regulations, as well as industry and product training. The SHD Division has in place monitoring and auditing processes that allow the detection and prevention of compliance-related issues. The Corporation has implemented a thorough training program for the employees of the SHD Division, educating them on the rules surrounding the method with which customers can be solicited. Each employee is required to take a class and certify their understanding, compliance and adherence to the issue. Additionally, the Corporation has contracted the full-time services of a Medicare Auditor to ensure that appropriate internal controls are in place to assure full compliance. The Medicare Auditor has been dedicated to reviewing and improving the compliance-related processes across the Corporation’s SHD Division.

Medicare Competitive Bidding

On July 1, 2013, CMS implemented the Medicare Bidding Program for diabetes testing supplies. Under this program, Medicare beneficiaries must obtain their diabetes testing supplies from one of the 20 companies that were awarded a contract, or obtain their supplies from their local pharmacy. The SHD Division did not apply for a contract under that competitive bidding program and elected to focus on private insurance.

The SHD Division was awarded contracts under Medicare Bidding Program for other selected medical equipment, including hospital beds and oxygen.

ORPHAN DRUGS DIVISION

Orphan Drugs Division Overview

The Orphan Drugs Division is intended to provide growth opportunities through the expansion into new indications for existing legacy products or the acquisition of approved orphan drugs and further expansion within their identified markets. In the initial execution of its orphan drug strategy, Concordia Private Co., through its subsidiaries, acquired Pinnacle. Pinnacle’s pharmaceutical product was approved by the FDA to treat three rare forms of cancer.

Orphan and specialty products require a direct relationship with patients and doctors and require that the distributor of these products have the capacity to carry-out these functions. As many of these products are shipped just in time for administration, the distributor must have the pharmacist and distribution channel that will enable the doctors to liaise directly with the distributor. Moreover, after administration, the nursing staff within the distributor will have direct contact with the patients to monitor patient outcomes.

These are high value distribution activities. By carrying out these activities within the SHD Division, the Corporation ensures that specialty and orphan products are delivered on a timely basis and that there is direct accountability for the supply of these products. The SHD Division also has the capacity to carry-out the direct-to-patient dialogue through its nursing staff in order to ensure the best possible patient outcome. By having the capacity to carry-out these functions internally, the Corporation ensures control over the distribution of high value products.

Industry Overview

The OD Act provides the framework for drug development to support the research of drugs for rare diseases. The OD Act defines rare diseases as those with “prevalence of disease in the population of less than 200,000 people”. Alternatively, the OD Act states that when the drug developer could have “no reasonable expectation of profitability” after developing a drug for a rare disease in the United States, the FDA may designate such a product as an orphan drug.

The worldwide orphan drug market was estimated to be $50 billion in 2011. The CAGR of the orphan drug market between 2001 and 2010 was 25.8%, compared to only 20.1% for a matched control group of non-orphan drugs.

The OOPD states that its mission is to advance the evaluation and development of products that demonstrate promise for the diagnosis and/or treatment of rare diseases or conditions. In fulfilling that task, OOPD evaluates scientific and clinical data submissions from sponsors to identify and designate products as promising for rare diseases and to further advance scientific development of such promising medical products.

The OOPD also provides incentives for sponsors to develop products for rare diseases. The program has successfully enabled the development and marketing of more than 400 drugs and biologic products for rare diseases since 1983. In contrast, fewer than 10 such products supported by industry came to market between 1973 and 1983. The Orphan Grants Program has been used to bring more than 45 products to marketing approval.

The National Institute of Health currently lists approximately 7,000 rare diseases, the majority of which are heritable or congenital and which affect approximately 25 million Americans. To receive orphan designation, a drug manufacturer must: (a) certify that the product is for a rare condition; (b) provide a scientific rationale for using the drug for that rare condition; and (c) provide supporting epidemiologic data.

Once a disease has obtained the orphan designation, the OD Act provides the manufacturer of a product that treats the orphan disease the following benefits: (a) 7 years market exclusivity from the date of approval, meaning that no generic competitor can enter the market regardless of whether the innovator has a patent; (b) federal tax credits equal to 50% of clinical research expenditure to aid in the funding of development; (c) an exemption from the fee for FDA approval – which fee is in excess of $1.1 million; and (d) priority FDA review (accelerated approval process).

During the first two decades of the OD Act, treatments were developed and marketed primarily by biotech start-ups that evolved to become major pharmaceutical companies including Genentech, Celgene, Genzyme, Shire HGT, and BioMarin Pharmaceutical. Genentech’s product Rituxan, an oncology treatment, is the second most profitable drug in the world with an estimated present value of over $150 billion. This evolution was in part due to development programs that go beyond the original disease and repositioning with other rare diseases or expansion of the diseases or indications for which the drug was initially developed.

Management of the Corporation believes that orphan drugs are particularly attractive for two other reasons: (a) these products have tended to be priced higher than traditional pharmaceutical products; and (b) the selling and promotional expenses are substantially lower than for traditional pharmaceutical products and physician uptake is much faster given the relatively small targeted population.

The following table sets out a sample of orphan drug treatments approved in the United States. Of significance are the accepted annual treatment costs which drive the relatively high revenues and margins in an otherwise small market (incidence of disease among total population).

Company	Product	Indication	Incidence	Annual Treatment Cost
BioMarin	Kuvan	Phenylketonuria	1-2/20,000	$80,000+
Genzyme	Cerezyme	Gaucher Disease	1/20,000	$165,000+
Genzyme	Myozyme	Pompe Disease	1/40,000	$300,000+
Shire	Elaprase	Hunter Syndrome	1/81,000 males	$300,000+
Genzyme/BioMarin	Aldurazyme	MPS I	1/100,000-600,000	$175,000+
BioMarin	Naglazyme	MPS VI	1/250,000-600,000	$300,000+
Alexion	Soliris	aHUS	~2/1,000,000	$409,000+
Alexion	Soliris	PNH	1-5/1,000,000	$409,000+

Source: Torreya Partners

As orphan drugs target very rare diseases, the physician community that treats patients with a specific orphan disease is typically very small. As a result, communication with this physician base requires a much smaller number of sales representatives. Where a drug treats a prevalent indication such as high blood pressure there are thousands of physicians that treat the disease and thousands of sales representatives are required to market the drug. Additionally, the uptake of the drug by the physician base is typically much faster as the disease state may have no alternate therapy.

In reviewing orphan drug opportunities, management of the Corporation seeks products that are: (a) already approved for one indication but can be developed to treat other indications; or (b) are already being used for a specific disease state but are not yet approved by the FDA. In certain cases, a product may already be approved for a specific indication, but the company lacks the resources to continue the development for the follow-on indication. As the product is already approved, its safety and efficacy have been reviewed and accepted by the FDA.

In many cases orphan drugs will generate less than $100,000,000 in sales. As a result, these drugs are not attractive to larger pharmaceutical companies as they do not provide sufficient return for these companies. Management of the Corporation believes that there are several attractive orphan drug candidates available and the Corporation may seek to acquire such products.

PDT with Photofrin

Pinnacle Biologics Inc.

On November 8, 2013, Concordia Private Co. and its subsidiaries entered into the Pinnacle Purchase Agreement. The acquisition of Pinnacle was completed on December 20, 2013. The Corporation’s European subsidiary, Pinnacle Biologics BV, is a Netherlands private limited liability entity, and is a wholly-owned subsidiary of Pinnacle. The entity was established in 2008 to commercialize pharmaceutical products outside of North America, consistent with the overall strategy of Pinnacle. Pinnacle Biologics BV has no employees; Dutch operations are managed through a service agreement with Trust Company Amsterdam. Compagnie Biologiques Pinnacle is a Quebec, Canada, entity incorporated to employ individuals residing in Canada, and is a wholly-owned subsidiary of Pinnacle. Pinnacle Oncology LLC is a partnership between Pinnacle, the University of Chicago and two individuals associated with the university. The purpose of this entity is to develop Pinnacle Oncology LLC’s licensed patents to bring pharmaceutical products to the market in the field of protection against genotoxic mutagenesis.

Photodynamic Therapy with Photofrin

The legacy pharmaceutical product owned and marketed by Pinnacle, Photodynamic Therapy (“PDT”) with Photofrin is a light-based (cancer) treatment that uses sodium porfimer (brand name Photofrin), a photosensitizing drug derived from oxygen binding proteins found in blood. Photofrin is intravenously administered and is differentially absorbed by tumorous cells. When activated by 630 nanometer lasers, Photofrin produces reactive “singlet” oxygen that kills tumors through multiple “tumoricidal cascades”, including:

•	Direct cell kill

•	Induction of apoptosis (programmed cell death)

•	Destruction of malignant neovasculature

•	Initiation of an immune response against the cancer

PDT with Photofrin has three oncology indications approved by the FDA; Esophageal Cancer, Barrett’s Esophagus and Non-Small Cell Lung Cancer. PDT with Photofrin is being further developed for the treatment of an additional rare form of cancer, cholangiocarcinoma.

Management believes that the patent portfolio that protects the product, in combination with certain manufacturing and regulatory hurdles, makes the product very difficult to genericize.

Existing Indications

Esophageal Cancer

PDT with Photofrin is indicated to help lessen symptoms of esophageal (food pipe) cancer when the cancer blocks the esophagus or when the cancer cannot be treated with laser alone. The American Cancer Society estimates that there are approximately 16,000 new cases of esophageal diagnosed annually in the United States. In general, the prognosis of esophageal cancer is quite poor, because most patients present with advanced disease.

Barrett’s Esophagus

PDT with Photofrin is indicated for the ablation of high-grade dysplasia in Barrett’s esophagus patients who do not have part or all of their esophagus removed with surgery. The American Cancer Society estimates that there are approximately 18,000 new cases of Barrett’s esophagus diagnosed annually in the United States. Barrett esophagus is a premalignant condition. Its malignant sequela, esophageal adenocarcinoma, has a mortality rate of over 85%.

Non-Small Cell Lung Cancer

Photofrin is indicated for the treatment of microinvasive endobronchial NSCLC in patients for who surgery and radiotherapy are not indicated. Photofrin is indicated for the reduction of blockage and symptom relief in patients with endobronchial NSCLC that partially or totally blocks the bronchi (airways entering the lungs). In these patients, PDT with Photofrin is used to relieve symptoms with endobronchial NSCLC when the cancer obstructs or blocks the airway. The American Cancer Society estimates that there are approximately 225,000 new cases of lung cancer diagnosed annually in the United States, of which a proportion are NSCLC and a proportion of those are candidates for treatment with Photofrin.

New Indications

New Indication, Cholangiocarcinoma

Future growth is expected to come from clinically developing and marketing PDT with Photofrin for new indications, the first one being cholangiocarcinoma. PDT with Photofrin has been used by physicians “off-label” to treat cholangiocarcinoma for many years. Along with a marketable indication and corresponding product labeling, additional benefits of clinically developing PDT with Photofrin for cholangiocarcinoma include Orphan Drug Designation and subsequent market exclusivity benefits in the United States and the EU.

Special Protocol Assessment

On January 13, 2014, the Corporation announced that Pinnacle had reached an agreement with the FDA under a special protocol assessment (the “SPA”) to enroll patients with an advanced form of bile duct cancer in a pivotal Phase 3 clinical trial. There is currently no approved therapy for this cancer type. The SPA is a written agreement between Pinnacle and the FDA regarding the design, endpoints and planned statistical analysis approach of the trial to be used in support of a potential New Drug Application submission. The clinical trial will study the efficacy and safety of PDT with Photofrin as treatment for unresectable advanced perihilar cholangiocarcinoma Bismuth type III/IV.

As with other oncology pharmaceutical products Pinnacle’s oncology pharmaceutical products are prescribed on compassionate use bases for other indications where doctors believe that patients will benefit from the treatment and there is some clinical support for the efficacy of the products. Management intends to complete the clinical work necessary to file these follow-on indications and seek FDA approval. This clinical work is funded by the Corporation’s operating cash flows.

On March 26, 2014, the Corporation announced that Pinnacle was granted FDA premarket supplemental approval for its Optiguide® DCYL700 Fiber Optic Diffuser Series flexible fiber. The Optiguide DCYL700 Fiber Optic Diffuser Series is a light delivery system used in PDT with Photofrin. The system features a more flexible, narrower cylindrical diffuser design that may assist physicians by providing greater access to tumors located in the right upper lobe of the lung and by improving maneuverability in other potentially challenging anatomic areas of the bronchus. The Optiguide®DCYL700 Fiber Optic Diffuser Series is the latest addition to Pinnacle’s portfolio of photodynamic products.

RISK FACTORS

The following sets forth certain risks and uncertainties that could have a material adverse effect on Concordia’s business, financial condition and/or results of operations and the trading price of the Corporation’s common shares, which may decline, and investors may lose all or part of their investment. Additional risks and uncertainties that the Corporation does not presently know or that it currently deems to be immaterial also may impair Concordia’s business operations. The Corporation cannot assure you that it will successfully address these risks. In addition, other currently unknown risks exist that may affect Concordia’s business. The risks described below address the material factors that may affect Concordia’s future operating results and financial performance.

The Corporation has a limited operating history

Concordia Private Co. was formed in December, 2012, and acquired the Legacy Products, durable medical equipment products and Pinnacle in 2013. Concordia Private Co. had no operations prior to acquiring such assets. The Corporation had no operations prior to acquiring Concordia Private Co. The Corporation’s lack of operating history may make it difficult for investors to evaluate the Corporation’s prospects for success and its ability to make cash distributions to shareholders of the Corporation. There is no assurance that the Corporation will continue to be successful and the likelihood of ongoing success must be considered in light of its relatively early stage of operations.

The Corporation has grown at a very rapid pace. The Corporation’s inability to properly manage or support this growth could have a material adverse effect on the Corporation’s business, financial condition and results of operations and could cause the market value of the Common Shares to decline

The Corporation’s rapid growth has put significant demands on the Corporation’s processes, systems and personnel. The Corporation has made and expects to make further investments in additional personnel, systems and internal control processes to help manage its growth. If the Corporation is unable to successfully manage and support its rapid growth and the challenges and difficulties associated with managing a larger, more complex business, this could cause a material adverse effect on the Corporation’s business, financial position and results of operations, and the market value of the Common Shares could decline.

The Corporation relies on third parties to manufacture the Corporation’s products

The Corporation does not have the internal capability to manufacture pharmaceutical products and relies on third parties to manufacture its products. The Corporation currently relies on a distinct single source for the manufacture of each of its pharmaceutical products. The Corporation cannot be certain that manufacturing sources will continue to be available or that the Corporation can continue to out-source the manufacturing of the Corporation’s products on reasonable or acceptable terms. Any loss of a manufacturer or any difficulties that could arise in the manufacturing process could significantly affect the Corporation’s inventories and supply of products available for sale. If the Corporation is unable to supply sufficient amounts of its products to its customers on a timely basis, the Corporation’s market share could decrease and, correspondingly, the Corporation’s revenues could decrease.

All of the Corporation’s contract manufacturers must comply with the applicable FDA regulations, which include quality control and quality assurance requirements, as well as the corresponding maintenance of records and documentation and manufacture of products according to the specifications contained in the applicable regulatory file. If the Corporation’s contract manufacturers do not or cannot comply with these requirements, the availability of marketed products for sale could be reduced.

If the Corporation encounters delays or difficulties with contract manufacturers, packagers or distributors, sales of the Corporation’s products could be delayed. If the Corporation changes the source or location of supply or modifies the manufacturing process, regulatory authorities will require the Corporation to demonstrate that the product produced by the new source or from the modified process is equivalent to the product used in any clinical trials that were conducted. If the Corporation is unable to demonstrate this equivalence, the Corporation will be unable to manufacture products from the new source or location of supply, or use the modified process, the Corporation may incur substantial expenses in order to ensure equivalence, and it may harm the Corporation’s ability to generate revenues.

The Corporation may pursue strategic partnerships, including product supply arrangements with certain manufacturers which would be expected to yield significant revenue to the Corporation. The aforementioned risks associated with a distinct single-source manufacturer for each pharmaceutical product can also therefore present significant risks to the Corporation’s revenue stream.

If the Corporation’s supply of finished products for one of its products is interrupted, the Corporation’s ability to maintain inventory levels could suffer and future revenues may be delayed and/or not realized

Supply interruptions may occur and the Corporation’s inventory may not always be adequate. Numerous factors could cause interruptions in the supply of the Corporation’s finished products, including failure to have a third-party supply chain validated in a timely manner, shortages in raw material required by the Corporation’s manufacturers, changes in the Corporation’s sources for manufacturing, the Corporation’s failure to timely locate and obtain replacement manufacturers as needed and conditions affecting the cost and availability of raw materials.

The Corporation’s Legacy Pharmaceutical Division derives all of its revenue from sales of a limited number of products

The Corporation’s Legacy Pharmaceutical Division currently derives all of its revenue from sales of three legacy products and revenue from these products is expected to continue to account for all of the Legacy Pharmaceutical Division’s revenue in the near term, unless the Corporation acquires other legacy products. Accordingly, if demand for any of the Legacy Products declines significantly, the business, financial condition and operating results of the Corporation’s Legacy Pharmaceutical Division would be adversely affected.

The Corporation’s planned pricing increases could negatively impact demand for the Legacy Products

The Corporation may increase the prices at which it sells its Legacy Products. There can be no assurances that sales of the Legacy Products will be unaffected by these pricing increases. If the pricing increases negatively affect demand for any of the Legacy Products, the Corporation’s business, financial condition and operating results would be adversely affected. In addition, there can be no assurances that increased expenditures on marketing and promotion will translate into increased sales of the Legacy Products. Increased expenditures on promotional efforts without corresponding increases in sales would adversely affect the Corporation’s financial and operating results.

The expiration of core patent protection for Kapvay and Orapred could result in significant competition from generic products resulting in a significant reduction in sales

The patent protecting the Corporation’s Kapvay product has expired and the Orapred patents will shortly expire, which could result in significant competition from generic products and could result in a significant reduction in sales. In order to continue to obtain commercial benefits from the Corporation’s Kapvay and Orapred products, the Corporation will continue to rely on product manufacturing trade secrets, know-how and related non-patent intellectual property. The effect of these patent expirations on the Corporation and its financial results depends, among other things, upon the nature of the market and the position of the Corporation’s products in the market from time to time, the growth of the market, the complexities and economics of manufacture of a competitive product and regulatory approval requirements of generic drug laws. Accordingly, these patent expirations could have a material and adverse effect on the Corporation’s business, financial condition, results of operation and cash flow.

The publication of negative results of studies or clinical trials may adversely impact the Corporation’s Orphan Drugs Division

From time to time, studies or clinical trials on various aspects of pharmaceutical products are conducted by academics or others, including government agencies. The results of these studies or trials, when published, may have a dramatic effect on the market for the pharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials related to products in the Corporation’s Orphan Drugs Division or the therapeutic areas in which the Corporation’s orphan drugs compete could adversely affect the Corporation’s sales, the prescription trends for the Corporation’s orphan drugs and the reputation of the Corporation’s orphan drugs. In the event of the publication of negative results of studies or clinical trials related to the Corporation’s orphan drugs or the therapeutic areas in which the Corporation’s orphan drugs compete, the Corporation’s business, financial condition, results of operation and cash flows could be materially adversely affected.

The Corporation relies on third parties to perform distribution, logistics, invoicing, regulatory and sales services for its products

The Corporation relies on third parties to provide distribution, logistics, invoicing, regulatory and sales services including warehousing of finished product, accounts receivable management, billing, collection, record keeping and processing of invoices with insurance companies. If the third parties cease to be able to provide the Corporation with these services, do not provide these services in a timely or professional manner or contracts with such third parties are terminated for any reason, the Corporation may not be able to successfully manage the product revenues or integrate new products into its business, which may result in decreases in sales. The termination of any such contracts or services with such third parties could also have a material and adverse effect on the Corporation’s business, financial condition and operating results. Additionally, any delay or interruption in the process or in payment could result in a delay delivering products to its customers, which could have a material and adverse effect on the Corporation’s business, financial condition and operating results.

Uncertainty can arise regarding the applicability of the Corporation’s proprietary information

The Corporation relies on trade secrets, know-how and other proprietary information, as well as requiring employees and other investors and suppliers to sign confidentiality agreements. However, these confidentiality agreements may be breached, and the Corporation may not have adequate remedies for such breaches. Others may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology. Third parties may otherwise gain access to the Corporation’s proprietary information and adopt it in a competitive manner. Any loss of intellectual property protection is likely to adversely affect the Corporation’s operating results.

Increases in sales may attract generic competition

The Corporation expects the Legacy Products, which have market exclusivity, to continue to enjoy market exclusivity due to a number of factors, including economic barriers to competition. If sales of the Legacy Products were to increase substantially, competitors may be more likely to develop generic formulations that compete directly with the Corporation’s products. Increased generic competition would have a material adverse effect on the Corporation’s business and financial results.

The markets in which the Corporation operates and proposes to operate are highly competitive and subject to rapid and significant technological change, which could render the Corporation’s products obsolete or uncompetitive

The Corporation’s products will face competition from new products that treat some of the same diseases and address some of the same conditions as the Corporation’s products. Many of the Corporation’s competitors have greater financial resources and selling and marketing capabilities. The Corporation will face further competition from pharmaceutical and drug development companies and medical equipment/supply companies that focus their efforts on developing and marketing products that are similar in nature to its products, but that in some instances offer improvements of the Corporation’s products. The Corporation’s competitors may succeed in developing technologies and products that are more effective or less expensive to use than any that the Corporation may acquire or licence. These developments could render the Corporation’s products obsolete or uncompetitive, which would have a material adverse effect on the Corporation’s business, financial condition and operating results. In addition, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products. They may also establish exclusive collaborative or licensing relationships with the Corporation’s competitors.

The Corporation faces competition for future acquisitions of products

The Corporation’s growth strategy is partially predicated on its ability to acquire additional products at reasonable prices. The Corporation currently competes to acquire products with other participants in the pharmaceutical industry. In particular, many specialty pharmaceutical companies have adopted business strategies that entail acquiring legacy products with a view to increasing sales through focused marketing efforts and some of these companies may have greater resources than the Corporation. In addition, although the Corporation is currently unaware of any other entities that are focused on acquiring products primarily for the purpose of generating a stream of stable revenues and cash flow, there can be no assurances that other entities will not adopt this strategy in the future. If the Corporation is unable to acquire additional products at reasonable prices, its ability to expand its business and to pay, increase or maintain distributions, as applicable, may be adversely affected.

The Corporation may be unsuccessful in evaluating material risks involved in completed and future investments

The Corporation regularly reviews investment opportunities and as part of the review, conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite the Corporation’s efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment. If the Corporation fails to realize the expected benefits from one or more investments, or does not identify all of the risks associated with a particular investment, the Corporation’s business, results of operations and financial condition could be adversely affected.

The Corporation may be unable to identify, acquire, close or integrate acquisition targets successfully

Part of the Corporation’s business strategy includes acquiring and integrating complementary businesses, products, pharmaceuticals or other assets, and forming strategic alliances, joint ventures and other business combinations, to help drive future growth. The Corporation may also in-licence new products or pharmaceuticals. Acquisitions or similar arrangements may be complex, time consuming and expensive. The Corporation may not consummate some negotiations for acquisitions or other arrangements, which could result in significant diversion of management and other employee time, as well as substantial out-of-pocket costs. In addition, there are a number of risks and uncertainties relating to closing transactions. If such transactions are not completed for any reasons, the Corporation will be subject to several risks, including the following: (i) the market price of the Common Shares may reflect a market assumption that such transactions will occur, and a failure to complete such transactions could result in a negative perception by the market of the Corporation generally resulting in a decline in the market price of the Common Shares; and (ii) many costs relating to such transactions may be payable by the Corporation whether or not such transactions are completed.

If an acquisition is consummated, the integration of the acquired business, product or other assets into the Corporation may also be complex and time-consuming and, if such businesses, products and assets are not successfully integrated, the Corporation may not achieve the anticipated benefits, cost-savings or growth opportunities. Potential difficulties that may be encountered in the integration process include the following:

•	integrating personnel, operations and systems, while maintaining a focus on selling and promoting existing and newly-acquired products;

•	coordinating geographically dispersed organizations;

•	distracting management and employees from operations;

•	retaining existing customers and attracting new customers; and

•	managing inefficiencies associated with integrating the operations of the Corporation.

Furthermore, these acquisitions and other arrangements, even if successfully integrated, may fail to further the Corporation’s business strategy as anticipated, expose the Corporation to increased competition or challenges with respect to the Corporation’s products or geographic markets, and expose the Corporation to additional liabilities associated with an acquired business, product, technology or other asset or arrangement. Any one of these challenges or risks could impair the Corporation’s ability to realize any benefit from the Corporation’s acquisition or arrangement after the Corporation has expended resources on them.

The Corporation depends on key managerial personnel for the Corporation’s continued success

The Corporation is highly dependent upon qualified managerial personnel. The Corporation’s anticipated growth may require additional expertise and the addition of new qualified personnel. There is intense competition for qualified personnel in the pharmaceutical field. Therefore, the Corporation may not be able to attract and retain the qualified personnel necessary for the development of the Corporation’s business. The Corporation must continue to retain, motivate and recruit executives, including the Corporation’s Chief Executive Officer, Mark Thompson, and other key employees. The loss of the services of existing personnel, as well as the failure to recruit additional key managerial personnel in a timely manner, could harm the Corporation’s business development programs, and the Corporation’s ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees, generate revenues, and could have a material adverse impact on the Corporation’s business, financial condition and results of operations and could cause the market value of the Common Shares to decline. Except for Mark Thompson, the Corporation does not maintain key person life insurance on any of the Corporation’s employees.

The Corporation’s ability to obtain third-party reimbursement for the cost of products and related treatment may not be adequate and the Corporation could lose the ability to obtain third-party reimbursement

The Corporation’s ability to successfully market the Corporation’s products and product candidates may depend in part on whether appropriate reimbursement levels for the cost of the products and related treatments are obtained from government authorities and private health insurers and other organizations, such as HMOs and MCOs. The Corporation is also subject to losing the ability to access such reimbursement by government authorities and private health insurers and other organizations due to changing laws, policies and practices of such entities.

Third-party payors increasingly challenge the pricing of pharmaceutical products. In addition, the trend toward managed health care in the United States, the growth of organizations such as HMOs and MCOs and legislative proposals to reform health care and government insurance programs could significantly influence the purchase of pharmaceutical products, resulting in price changes and/or a reduction in product demand. Such cost containment measures and health care reform could affect the Corporation’s ability to sell the Corporation’s products and may have a material adverse effect on the Corporation’s business, results of operations, cash flows and financial condition.

Failure to be included in formularies developed by managed care and other organizations

Managed care organizations and other third-party payors try to negotiate the pricing of medical services and products to control their costs. Managed care organizations and pharmacy benefit managers typically develop formularies to reduce their cost for medications. Formularies can be based on the prices and therapeutic benefits of the available products. Due to their lower costs, generic products are often favoured. The breadth of the products covered by formularies varies considerably from one managed care organization to another, and many formularies include alternative and competitive products for treatment of particular medical conditions. Failure to be included in such formularies or to achieve favourable formulary status may negatively impact the utilization of the Corporation’s products. If the Corporation’s products are not included within an adequate number of formularies or adequate reimbursement levels are not provided, or if those policies increasingly favour generic products, the Corporation’s market share and gross margins could be adversely impacted, as could the Corporation’s business, financial condition, results of operations and cash flows.

The Corporation’s business is subject to limitations imposed by government regulations

In domestic and foreign markets, the formulation, manufacturing, packaging, labelling, handling, distribution, importation, exportation, licensing, sale and storage of the Corporation’s products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints which are beyond the Corporation’s control. Such laws, regulations, determinations, decisions and other constraints may exist at all levels of government. There can be no assurance that the Corporation is or will be in compliance with all of these laws, regulations, determinations, decisions and other constraints. Failure to comply with these laws, regulations, determinations, decisions and other constraints or new laws, regulations, determinations, decisions or constraints could lead to the imposition of significant penalties or claims and could negatively impact the Corporation’s business. In addition, the adoption of new laws, regulations, determinations, decisions or other constraints or changes in the interpretations of such requirements may result in significant compliance costs or lead the Corporation to discontinue product sales and may have an adverse effect on the marketing of the Corporation’s products, resulting in significant loss of sales and a material and adverse effect on the Corporation’s business, results of operations, cash flows and financial condition.

In the United States, the FDA perceives any written or verbal statement used to promote or sell a product that associates an unapproved nutrient with a disease (whether written by the Corporation, the content of a testimonial endorsement or contained within a scientific publication) to be evidence of intent to sell an unapproved new drug. If any such evidence is found with respect to the Corporation’s products, the FDA may take adverse action against the Corporation, ranging from a warning letter necessitating cessation of use of the statement to injunctions against product sale, seizures of products promoted with the statements, and civil and criminal prosecution of the Corporation’s executives. Such actions could have a detrimental effect on sales and a material and adverse effect on the Corporation’s business, results of operations, cash flows and financial condition.

Legislative or regulatory reform of the health care system may affect the Corporation’s ability to sell its products profitably and could adversely affect the Corporation’s business

In the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact the Corporation’s ability to sell its products profitably. The Health Care Reform Act may affect the operational results of companies in the pharmaceutical industry, including the Corporation, by imposing on them additional costs. For example, effective January 1, 2010, the Health Care Reform Act increased the minimum Medicaid drug rebates for pharmaceutical companies, expanded the 340B drug discount program, and made changes to affect the Medicare Part D coverage gap, or “donut hole”. The law also revised the definition of “average manufacturer price” for reporting purposes, which has the potential to affect the amount of the Corporation’s Medicaid drug rebates to states. Beginning in 2011, the law imposed a significant annual fee on companies that manufacture or import branded prescription drug products.

The Health Care Reform Act also added substantial new provisions affecting compliance therewith, some of which may require the Corporation to modify its business practices with health care practitioners. Pharmaceutical manufacturers are required in 2013 to comply with the federal Physician Payments Sunshine Act, which was passed as part of the Health Care Reform Act and requires pharmaceutical companies to monitor and report payments, gifts, the provision of samples and other remuneration made to physicians and other health care professionals and health care organizations.

The Corporation is unable to predict the future course of federal or state health care legislation. A variety of federal and state agencies are in the process of implementing the Health Care Reform Act, including through the issuance of rules, regulations or guidance that materially affect the Corporation’s business. The risk of the Corporation being found in violation of these rules and regulations is increased by the fact that many of them have not been fully interpreted by applicable regulatory authorities or the courts, and their provisions are open to a variety of interpretations. The Health Care Reform Act and further changes to health care laws or regulatory framework that reduce the Corporation’s revenues or increase the Corporation’s costs could also have a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flows, and could cause the market price of the Common Shares to decline.

Other legislation or regulatory proposals may adversely affect the Corporation’s revenues and profitability

Existing and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 in the United States and Bill 198 in Ontario and related rules, may cause the Corporation to incur increased costs as the Corporation evaluates the implications of new rules and responds to new requirements. Failure to comply with the new rules and regulations could result in enforcement actions or the assessment of other penalties. The new laws and regulations could make it more difficult to obtain certain types of insurance, including director’s and officer’s liability insurance, and the Corporation may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for the Corporation to attract and retain qualified persons to serve on the Corporation’s board of directors, or as executive officers. The Corporation may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which could cause the Corporation’s general and administrative costs to increase beyond what the Corporation currently has planned. The Corporation is presently evaluating and monitoring developments with respect to these rules, and the Corporation cannot predict or estimate the amount of the additional costs the Corporation may incur or the timing of such costs.

Rising insurance costs could negatively impact the Corporation’s profitability

The cost of insurance, including director and officer, worker’s compensation, property, product liability and general liability insurance, has risen significantly in recent years and is expected to continue to increase. In response, the Corporation may increase deductibles and/or decrease certain coverage to mitigate these costs. These increases, and the Corporation’s increased risk due to increased deductibles and reduced coverage, could have a negative impact on the Corporation’s results of operations, financial condition and cash flows.

Policies regarding returns, allowances and chargebacks may reduce revenues in future fiscal periods

The Corporation establishes estimates of the impact that policies regarding returns, allowances and chargebacks may have in subsequent periods. The Corporation cannot ensure that the reserves are adequate or that actual product returns, allowances and chargebacks will not exceed the estimates, which could have a material adverse effect on the results of operations, financial condition and cash flows.

The Corporation may be subject to product liability claims, which can be expensive, difficult to defend and may result in large judgments or settlements

The administration of drugs to humans, whether in clinical trials or after marketing clearance is obtained, can result in product liability claims. Product liability claims can be expensive, difficult to defend and may result in large judgments or settlements against the Corporation. In addition, third-party collaborators and licensees may not protect the Corporation from product liability claims.

The Corporation currently maintains product liability insurance in connection with the marketing of the Legacy Products and certain products of Pinnacle. The Corporation may not be able to obtain or maintain adequate protection against potential liabilities arising from product sales. If the Corporation is unable to obtain sufficient levels of insurance at acceptable cost or otherwise protect against potential product liability claims, the Corporation will be exposed to product liability claims. A successful product liability claim in excess of the Corporation’s insurance coverage could harm the Corporation’s financial condition, results of operations and prevent or interfere with the Corporation’s product commercialization efforts. In addition, any successful claim may prevent the Corporation from obtaining adequate product liability insurance in the future on commercially desirable terms. Even if a claim is not successful, defending such a claim may be time-consuming and expensive. Product liability claims could also result in negative perception of the Corporation’s products which could have a material and adverse effect on the Corporation’s business, results of operations, sales, financial results and cash flow.

Unexpected product safety or efficacy concerns may arise

Unexpected safety or efficacy concerns can arise with respect to marketed products, whether or not scientifically justified, leading to product recalls, withdrawals or declining sales, as well as product liability, consumer fraud and/or other claims. This could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Risks related to patent infringement actions

The Corporation could become involved in infringement actions which are uncertain, costly and time-consuming and could have a material adverse effect on the Corporation’s business, financial condition and results of operations and could cause the market value of the Common Shares to decline. The pharmaceutical industry historically has generated substantial litigation concerning the manufacture, use and sale of products and management of the Corporation expects this litigation activity to continue. As a result, patents related to the Corporation’s products could be challenged, and the Corporation’s patents may not be upheld. In order to protect or enforce patent rights, the Corporation may initiate litigation against third parties. If the Corporation is not successful in defending an attack on its patents and maintaining exclusive rights to market one or more of the Corporation’s products still under patent protection, the Corporation could lose a significant portion of sales in a very short period. The Corporation could also become subject to infringement claims by third parties and may have to defend against charges that the Corporation’s products infringed patents or the proprietary rights of third parties. If the Corporation infringes the intellectual property rights of others, the Corporation could lose its right to develop, manufacture or sell products, including its generic products, or could be required to pay monetary damages or royalties to license proprietary rights from third parties. The outcomes of infringement actions are uncertain and infringement actions are costly and divert technical and management personnel from their normal responsibilities.

Compliance with regulations related to marketing, promotional and pricing practices

The marketing, promotional and pricing practices of pharmaceutical companies, as well as the manner in which companies, in-house or third-party sales forces interact with purchasers, prescribers and patents, are subject to extensive regulation, enforcement of which may result in the imposition of civil and/or criminal penalties, injunctions, and/or limitations on marketing practices for the Corporation’s products. Many companies have been the subject of claims related to these practices asserted by federal authorities. These claims have resulted in fines and other consequences.

Companies may not promote drugs for “off-label” uses – that is, uses that are not described in the product’s labeling and that differ from those approved by the FDA, Health Canada or other applicable regulatory agencies. A company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions. In addition, management’s attention could be diverted from business operations and the Corporation’s reputation could be damaged.

Risks related to “fraud and abuse” laws, anti-bribery laws, environmental laws and privacy and security regulations

Pharmaceutical companies in the United States have faced lawsuits and investigations pertaining to violations of health care “fraud and abuse” laws, such as the federal False Claims Act, Anti-Kickback Statutes and other state and federal laws and regulations. The Corporation is also subject to increasingly strict data privacy and security laws in the United States and in other countries, the violation of which could result in fines and other sanctions. The United States Department of Health and Human Services

Office of Inspector General recommends, and increasingly states require, pharmaceutical companies to have comprehensive compliance programs and to disclose certain payments made to healthcare providers or funds spent on marketing and promotion of drug products. The United States federal government has published regulations that identify “safe harbour” or exemptions for certain payment arrangements that do not violate the anti-kickback statutes. The Corporation will seek to continue its compliance with the safe harbour. While the Corporation has developed corporate compliance programs based on what the Corporation believes to be current best practices, the Corporation cannot assure you that its employees or agents are or will be in compliance with all applicable federal, state or foreign regulations and laws. If the Corporation or any of its employees or agents are in violation of any of these requirements or any such actions are instituted against the Corporation, and the Corporation is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Corporation’s business, including the imposition of significant fines, exclusion from federal healthcare programs or other sanctions.

Anti-Kickback Statutes and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. The Corporation’s policies mandate compliance with these anti-bribery laws. The Corporation may operate in many parts of the world that have experienced governmental corruption to some degree and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices or may require the Corporation to interact with doctors and hospitals, some of which may be state controlled, in a manner that is different than in the United States and Canada. The Corporation cannot assure you that its internal control policies and procedures will protect the Corporation from reckless or criminal acts committed by its employees or agents. Violations of these laws, or allegations of such violations, could disrupt the Corporation’s business and result in criminal or civil penalties or remedial measures, any of which could have a material adverse effect on the Corporation’s business, financial condition and results of operations and could cause the market value of the Common Shares to decline.

The Corporation is also subject to various privacy and security regulations, including but not limited to HIPAA. HIPAA mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common health care transactions (e.g. health care claims information and plan eligibility, referral certification and authorization, claims status, plan enrolment, coordination of benefits and related information), as well as standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical and technical safeguards to protect such information. In addition, many states have enacted comparable laws addressing the privacy and security of health information, some of which are more stringent than HIPAA. Failure to comply with these laws can result in the imposition of significant civil and criminal penalties. The costs of compliance with these laws and the potential liability associated with the failure to comply with these laws could adversely affect the Corporation’s financial condition, results of operations and cash flows.

Industry Risk

The Corporation currently operates only in the North American healthcare industry. Accordingly, the Corporation is subject to risks associated with operating in a single industry in a concentrated geographic location. Any event effecting this industry could have a material and adverse effect on the Corporation’s business, financial condition, results of operations and cash flows.

The Corporation may not be able to secure additional financing

The Corporation may need to raise additional funds through public or private debt or equity financings in order to: (a) fund ongoing operations; (b) take advantage of opportunities, including more rapid expansion of the Corporation’s business or the acquisition of complementary businesses; or (c) respond to competitive pressures. There can be no assurance that the Corporation will be able to raise the additional funding that it needs to carry out its growth objectives. The Corporation cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares.

The development of the Corporation’s business depends upon prevailing capital market conditions, business performance and its ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that the Corporation will be successful in obtaining required financing as and when needed or at all. If additional financing is raised by the issuance of shares from treasury, shareholders may suffer additional dilution. Capital raised through debt financing would require periodic interest payments and may impose restrictive covenants on the conduct of the Corporation’s business. Furthermore, additional financings may not be available on terms favourable to the Corporation, and may not be available at all. A failure to obtain additional funding could prevent the Corporation from making acquisitions or other expenditures that may be required to implement the Corporation’s growth strategy and grow or maintain the Corporation’s operations.

Debt Financing

The Corporation’s credit facilities and the agreements governing the Corporation’s existing and future indebtedness contain or will contain financial and non-financial covenants, such as requirements that the Corporation comply with one or more financial ratios and change of control provisions. Complying with such covenants may at times necessitate that the Corporation must forego other favourable business opportunities, such as acquisitions. Moreover, the Corporation’s failure to comply with any of these covenants would likely constitute a default under such facilities and agreements and could give rise to an acceleration of some, if not all, of the Corporation’s then outstanding indebtedness, which would have a material adverse effect on the Corporation’s business. The Corporation’s indebtedness may grow as the Corporation’s business grows and/or the Corporation makes new acquisitions. If the Corporation’s income from operations underperforms, the Corporation may have to utilize cash flow or capital resources to fund its debt service payments. If the Corporation’s cash flow and capital resources are insufficient to service amounts owed under the Corporation’s current or any future indebtedness, as applicable, the Corporation may be forced to reduce or delay capital expenditures, dispose of assets, issue equity or incur additional debt to obtain necessary funds, or restructure its debt, any or all of which could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, the Corporation cannot guarantee that it would be able to take any of these actions on terms acceptable to it, or at all, that these actions would enable the Corporation to continue to satisfy its capital requirements or that these actions would be permitted under the terms of the Corporation’s various debt agreements.

The Corporation’s effective tax rates may increase

The Corporation has operations in various countries that have differing tax laws and rates. The Corporation’s tax reporting is supported by current domestic tax laws in the countries in which the Corporation operates and the application of tax treaties between the various countries in which the Corporation operates. The Corporation’s income tax reporting is and will continue to be subject to audit by domestic and foreign authorities. The Corporation’s effective tax rate may change from year to year based on changes in the mix of activities and income earned among the different jurisdictions in which the Corporation operates; changes in tax laws in these jurisdictions; changes in the tax treaties between various countries in which the Corporation operates; changes in the Corporation’s eligibility for benefits under those tax treaties; and changes in the estimated values of deferred tax assets and liabilities. Such changes could result in a substantial increase in the effective tax rate on all or a portion of the Corporation’s income.

The Corporation’s provision for income taxes is based on certain estimates and assumptions made by management. The Corporation’s consolidated income tax rate is affected by the amount of net income earned in its various operating jurisdictions, the availability of benefits under tax treaties, and the rates of taxes payable in respect of that income. The Corporation enters into many transactions and arrangements in the ordinary course of business in respect of which the tax treatment is not entirely certain. The Corporation therefore makes estimates and judgments based on the Corporation’s knowledge and understanding of applicable tax laws and tax treaties, and the application of those tax laws and tax treaties to the Corporation’s business, in determining its consolidated tax provision. For example, certain countries could seek to tax a greater share of income than may be provided for by the Corporation. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions that the Corporation may use in determining its consolidated tax provisions and accruals. This could result in a material adverse effect on the Corporation’s consolidated income tax provision, financial condition and the net income for the period in which such determinations are made.

Foreign currency risk

Currency exchange rate fluctuations can affect the Corporation’s results of operations to the extent that the Corporation’s equity financing is denominated in Canadian dollars and the Corporation’s functional currency is the United States dollar. Consequently, the Corporation may experience currency gains and losses on the conversion of Canadian equity financing proceeds into United States dollars required for business operations. One half of any foreign exchange gains or losses will be included in the Corporation’s Canadian taxable income. Any foreign exchange gain will result in a corresponding reduction in the Corporation’s available Canadian Non-Capital losses, Scientific Research and Experimental Development Pool, and/or Investment Tax Credit carry forward balances.

Also, the price of the Common Shares may be independently impacted by the exchange rate alone as the market price of the Corporation’s securities will be denominated in Canadian dollars while the financial results of the Corporation’s operations will be denominated in United States dollars. Consequently, the market price of the Corporation’s securities may be negatively affected by adverse changes in the Canadian/US dollar exchange rate.

Seasonality of Operating Results

Demand for certain of the Corporation’s products may be impacted by seasonality. This seasonality may cause the Corporation’s operating results to fluctuate.

Failure to obtain or maintain orphan drug exclusivity

If the Corporation fail’s to obtain or maintain orphan drug exclusivity for some or all of the Corporation’s products, the Corporation’s competitors may sell products to treat the same conditions and the Corporation’s revenues will be reduced. As part of its business strategy, the Corporation may acquire some drugs that may be eligible for FDA and EU orphan drug designation. Under the OD Act, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the United States. The company that first obtains FDA approval for a designated orphan drug for a given rare disease receives marketing exclusivity for use of that drug for the stated condition for a period of seven years. Orphan drug exclusive marketing rights may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug. Similar regulations are available in the

EU with a ten-year period of market exclusivity. Because the extent and scope of patent protection for some of the Corporation’s drug products is limited, orphan drug designation is especially important for products that are eligible for orphan drug designation. For eligible drugs, the Corporation plans to rely on the exclusivity period under the OD Act to maintain a competitive position. If the Corporation does not obtain orphan drug exclusivity for drug products that do not have broad patent protection, the Corporation’s competitors may then sell the same drug to treat the same condition and the Corporation’s revenues will be reduced.

Holding Company

As a holding company with no material assets other than the stock of the Corporation’s operating subsidiaries, nearly all of the Corporation’s funds generated from operations are generated by the Corporation’s operating subsidiaries. Accordingly, if the Corporation’s operating subsidiaries are unable, due to regulatory restrictions or otherwise, to pay the Corporation dividends and make other payments to the Corporation when needed, the Corporation may be unable to satisfy the Corporation’s obligations when they arise.

Foreign Subsidiaries

The Corporation currently conducts certain of its operations through foreign subsidiaries and certain of its assets are held in such entities. The ability of such subsidiaries to make payments to the Corporation may be constrained by certain factors including the level of taxation, particularly corporate profits and withholding taxes, in the countries in which they operate. Any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Corporation’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, may adversely affect the Corporation’s business and results of operations and cash flows.

Some of the Corporation’s Assets and Subsidiaries are Incorporated Outside Of Canada

Certain of the Corporation’s assets and subsidiaries are located outside of Canada. In addition, some of the Corporation’s directors and officers are nationals and/or residents of countries other than Canada, and all or a substantial portion of such persons’ assets may be located outside of Canada. The board of directors of the Corporation has effective control over the subsidiaries in two principal ways; namely, at least one director or officer of the Corporation is a director of each of the subsidiaries, and the Corporation is a shareholder of the subsidiaries having legal rights (e.g. the fiduciary obligations of officers and directors owed to the subsidiary, derivative actions and oppression remedies) that the Corporation is willing to enforce. With the Corporation being the sole or majority shareholder of the subsidiaries, as applicable, the Corporation can resolve in a limited period of time to remove directors or officers without the requirement of a shareholder meeting. As a result, it may be difficult for investors to enforce, within Canada, any judgments obtained against the Corporation’s officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of Canada or any province thereof. Consequently, investors may be effectively prevented from pursuing remedies against the Corporation under Canadian securities laws.

DIVIDEND POLICY

There are no restrictions in the Corporation’s articles which prevent the Corporation from paying dividends. Any dividend to be approved by the board of directors of the Corporation would require third-party consents under the Corporation’s Senior Loan Agreement and Subordinate Loan Agreement. In addition, in the event that the Corporation is not in compliance with its obligations under the New Credit Facilities, the Corporation’s ability to pay distributions or dividends on its shares may be restricted by the New Credit Facilities. All of the Common Shares are entitled to an equal share in any dividends declared and paid. The directors of the Corporation will determine if, and when, dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on Concordia’s financial position at the relevant time. See “Risk Factors”.

The Corporation has not paid any dividends on the Common Shares since the Qualifying Transaction to the date hereof.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As at December 31, 2013, 17,985,889 Common Shares were issued and outstanding.

There are no special rights or restrictions attached to the Common Shares. The Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends out of monies of the Corporation properly applicable to the payment of dividends if and when declared by the board of directors of the Corporation and to participate rateably in the remaining assets of the Corporation in any distribution on a dissolution or winding-up. There are no provisions restricting the issuance of Common Shares or any other material restrictions.

All registered shareholders are entitled to receive a notice of all meetings of shareholders to be convened by the Corporation. At any general meeting, subject to the restrictions on joint registered owners of Common Shares, on a show of hands every registered shareholder who is present in person or by proxy and entitled to vote has one vote, and on a poll, every registered shareholder who is entitled to vote has one vote for each Common Share held and may exercise such vote either in person or by proxy.

Stock Option Plan

The Corporation’s stock option plan (“Stock Option Plan”) provides that the board of directors of the Corporation may from time to time, in its discretion, grant to directors, officers, employees, consultants and any other person or entity engaged to provide ongoing services to the Corporation non-transferable options to purchase Common Shares, provided that the number of Common Shares reserved for issuance under the Stock Option Plan shall not exceed a number which is equal to 15% of the issued and outstanding Common Shares. The exercise price of options shall not be less than the lesser of: (i) the closing trading price of the Common Shares on the TSX or, if not listed on the TSX, then such other principal market on which the Common Shares trade as designated by the board of directors, on the date an option is granted; and (ii) the Market Price of the Common Shares on the date the option is granted. For the purposes of the Stock Option Plan, “Market Price” means the volume-weighted average price of the Common Shares on the stock exchange where the majority of trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the relevant date on which the Market Price is to be determined. In the event that the Common Shares are not listed for trading on a stock exchange, the Market Price shall be the fair market value of the Common Shares as determined by the board of directors of the Corporation.

Under the Stock Option Plan the number of Common Shares reserved for issuance to any one person shall not exceed 5% of the issued and outstanding Common Shares. The aggregate number of Common Shares issued to insiders of the Corporation within any 12-month period, or issuable to insiders of Concordia at any time, under the Stock Option Plan and any other security-based compensation arrangement of the Corporation, may not exceed 10% of the total number of issued and outstanding Common Shares of the Corporation at such time.

The Stock Option Plan also provides that:

(i) Common Shares that were the subject of options granted under the Stock Option Plan that have been surrendered, lapsed, cancelled or terminated shall thereupon no longer be in reserve and may once again be subject to an option granted under the Stock Option Plan;

(ii) a holder of an option may, rather than exercise such option, elect a cashless exercise payable in Common Shares equaling the in-the-money value of the option;

(iii) the expiry date for an option shall not in any circumstance be later than the lesser of the 10th anniversary of the date an option is granted and the maximum period of time allowed by the Stock Exchange (as defined in the Stock Option Plan); and

(iv) subject to certain exceptions outlined in the Stock Option Plan, all options held by an officer or employee of the Corporation shall expire and terminate, and such employee optionee shall cease to be an eligible person, immediately upon the termination date of such employee optionee or the date of such employee optionee’s death, disability or retirement.

The board of directors of the Corporation may amend the Stock Option Plan from time to time without shareholder approval except for amendments relating to:

(i) the maximum number of Common Shares reserved for issuance under the Stock Option Plan;

(ii) a reduction in the exercise price for options held by insiders of the Corporation (as defined in the Securities Act (Ontario));

(iii) an extension to the term of any option held by “insiders” of the Corporation;

(iv) an increase in any limit on grants of options to insiders of the Corporation; and

(v) any amendment that is not necessary or desirable to ensure continuing compliance with applicable laws or of a “housekeeping” nature.

As at December 31, 2013 there were 1,375,000 outstanding options to purchase 1,375,000 Common Shares under the Stock Option Plan with a weighted average exercise price of $CAD 3.00 for 1,125,000 options with a weighted average remaining contractual life of 10 years and a weighted average exercise price of $CAD 6.25 for 250,000 options with a weighted average contractual life of 10 years.

DEBT FINANCING

HSBC Credit Facility

The Corporation has implemented a financing strategy that maintains flexibility to appropriately manage the Corporation’s short-term cash needs and the funding of future growth, including the acquisition of new products.

In this regard, Concordia Private Co. entered into an agreement with HSBC pursuant to which HSBC has provided a senior secured revolving credit facility (the “Revolving Facility”) in the principal amount of $3 million and a MasterCard facility in the amount of $CAD 50,000.00 with HSBC Bank Canada (collectively, the “New Credit Facilities”). The Revolving Facility is for working capital requirements and is repayable on demand. Loans under the Revolving Facility are repayable without any prepayment penalties, and bear interest at a floating rate based on the HSBC’s US Base Rate plus 2.25% per annum.

Pursuant to the New Credit Facilities, security has been granted over all of Concordia Private Co.’s assets including those held by its subsidiaries in the United States and in Barbados. Concordia Private Co. has also provided a pledge of securities of each of its subsidiaries.

The New Credit Facilities are subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of HSBC Bank Canada. The New Credit Facilities are also subject to the maintenance of a minimum consolidated EBITDA, a maximum ratio of Total Funded Debt to consolidated EBITDA and a maximum ratio of Senior Funded Debt to consolidated EBITDA (as each term is defined in the credit agreement between Concordia Private Co. and HSBC Bank Canada). A change of ownership in the corporate structure of Concordia Private Co. and/or the guarantors under the New Credit Facilities requires the prior written consent of HSBC Bank Canada. The New Credit Facilities do not restrict the Corporation’s ability to pay distributions or dividends on its shares unless, either prior to or after such payments are made, the Corporation is not in compliance with all obligations under the New Credit Facilities.

Term Facilities

As at December 31, 2013, the Corporation had outstanding indebtedness under two term facilities: (i) a loan under the Senior Loan Agreement in the principal amount of $19,000,000 bearing interest at 12% per annum, calculated daily, maturing on October 30, 2015 with interest paid monthly in arrears, and (ii) two loans under the Subordinate Loan Agreement in the aggregate principal amount of $5,150,000 bearing interest at 18% per annum, calculated daily, maturing on October 30, 2015 with interest paid monthly in arrears only if the loan under the Senior Loan Agreement had been repaid. As general and continuing security for the due payment and performance of all obligations, the Corporation had granted security over all of its assets to the lenders of the two term facilities described above. The Senior Loan Agreement was subject to 12 months of minimum interest and the Subordinate Loan Agreement was subject to 24 months of minimum interest. In addition, each of the Senior Loan Agreement and Subordinate Loan Agreement were subject to loan prepayments based on the performance of the business of the Corporation. All outstanding amounts on these loans were paid in full on March 28, 2014.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are currently listed on the TSX under the trading symbol “CXR”. Prior to the completion of the Qualifying Transaction, the Common Shares of the Corporation were listed on the TSX-V and subsequently the NEX board of the TSX-V, under the trading symbol “MV.H”. The following table sets forth the reported intraday high and low prices and the trading volume for the Common Shares on the TSX and the TSX-V, as applicable, during the Corporations most recently completed financial year.

Month	High (CAD$)	Low (CAD$)	Volume
January 2013	0.04	0.04	10,000
February 2013	—	—	NIL
March 2013	0.02	0.01	20,000
April 2013	—	—	NIL
May 2013	—	—	NIL
June 2013	0.10	0.01	85,600
July 2013	0.10	0.02	1,391,000
August 2013	0.11	0.10	50,000
September 2013	0.15	0.10	248,500
October 2013(1)	—	—	NIL
November 2013	—	—	NIL
December 2013(2)	8.99	6.25	320,847

Notes:

(1)	The Common Shares were halted on October 24, 2013, in connection with the announcement of the entering into of the letter of intent dated October 23, 2013, between the Corporation and Concordia Private Co. with respect to the Qualifying Transaction.
(2)	On December 24, 3013, the Common Shares commenced trading on the TSX following the completion of the Qualifying Transaction. Subsequent to December 31, 2013, the Common Shares were listed and quoted for trading on the OTCQX.

Prior Sales

Common Shares

The following table summarizes details of the Common Shares issued by the Corporation during and since the end of the Corporation’s most recently completed financial year:

Date of Issuance	Security	Price per Security (CAD$)		Number of Securities
December 20, 2013	Common Shares(1)	$6.25	(2)	16,763,051
December 20, 2013	Common Shares(3)	$5.63	(3)	946,222
January 21, 2014	Common Shares(4)	$4.81	(5)	23,918
January 23, 2014	Common Shares(6)	$6.25		22,080
February 18, 2014	Common Shares(6)	$6.25		57,900
March 11, 2014	Common Shares(7)	$11.75		5,750,000
March 20, 2014	Common Shares(4)	$4.81	(5)	2,079
March 20, 2014	Common Shares(6)	$6.25		19,380

Notes:

(1)	Issued to former shareholders of Concordia Private Co. pursuant to the amalgamation agreement dated December 13, 2013, between the Corporation, Concordia Private Co. and Mercari Subco Inc. (the “Amalgamation Agreement”) as further described under the heading “Background and Corporate Structure - Name, Address and Incorporation”. Pursuant to the Private Placement, each Subscription Receipt was exchanged for one common share of Concordia Private Co., which common shares were then exchanged for Common Shares on a one-for-one basis pursuant to the Qualifying Transaction. This figure includes the Common Shares issued to holders of such Subscription Receipts.
(2)	Deemed price on a post-Consolidation basis.
(3)	Issued in connection with the acquisition of Pinnacle. These Common Shares were issued pursuant to the Amalgamation Agreement and at a discount of 10% of the price per Subscription Receipt under the Private Placement.

(4)	Issued upon exercise of options held by former directors of the Corporation. These stock options were granted in connection with the Corporation’s initial public offering completed on May 6, 2010, with each option having an exercise price of $CAD 0.10 per share (or an exercise price on a post-Consolidation basis).
(5)	Deemed price on a post-Consolidation basis.
(6)	Issued upon exercise of Agents’ Options.
(7)	Issued in connection with a short form prospectus offering which closed on March 11, 2014.

Stock Options

The following table summarizes details of the stock options issued by the Corporation during and since the end of the Corporation’s most recently completed financial year:

Date of Issuance	Security	Price per Security (CAD$)			Number of Securities
December 20, 2013	Agents’ Options(1)		$6.25	(2)	220,800
December 20, 2013	options(3)	US$	3.00	(4)	1,125,000
December 20, 2013	options(5)		$6.25		250,000
January 1, 2014	options(5)		$6.25		100,000
January 29, 2014	options(5)		$11.50		330,000
March 14, 2014	options(5)		$14.95		335,000

Notes:

(1)	Pursuant to the Amalgamation Agreement, these Agents’ Options were issued to the Agents in connection with the exchange of the options of Concordia Private Co. held by the Agents. See “Background and Corporate Structure - Name, Address and Incorporation”.
(2)	Exercise price on a post-Consolidation basis and expiring on December 20, 2015.
(3)	Pursuant to the Amalgamation Agreement, these options were issued to various optionholders in connection with the exchange of the options of Concordia Private Co. held by such optionholders. See “Background and Corporate Structure - Name, Address and Incorporation”.
(4)	Exercise price on a post-Consolidation basis, with expiry dates ranging from August, 2023 to September, 2023.
(5)	Granted under the Corporation’s stock option plan with expiry dates ranging from August, 2023 to March, 2024.

Securities Subject to Contractual Restriction on Transfer

Designation of class	Number of securities subject to a contractual restriction on transfer and percentage of class(3)
Common Shares	11,133,051(1) (46.6%)
options	1,125,000(1) (81%)
Common Shares	3,281,162(2) (13.7%)
options	1,100,000(2) (80%)

Notes:

(1)	The Common Shares relate to voluntary lock-up agreements entered into on December 20, 2013, by certain shareholders pursuant to the Private Placement. 50% of such securities are subject to a 180 day contractual restriction on transfer and 50% of such securities are subject to a 360 day contractual restriction on transfer. Certain of these securities are subject only to a 180 day contractual restriction on transfer.
(2)	These securities relate to voluntary lock-up agreements entered into on March 11, 2014, by each of the directors and officers of the Corporation pursuant to the 2014 Offering. These securities are subject to a 90 day contractual restriction on transfer.

DIRECTORS AND EXECUTIVE OFFICERS OF THE CORPORATION

Directors and Executive Officers, Positions and Security Holdings

The following table sets out the name; city, state/province and country of residence; position with the Corporation; and number and percentage of the Corporation’s Common Shares held by each of the Corporation’s directors and executive officers as at March 28, 2014:

Name, province or state and country of residence	Position with the Corporation	Principal Occupation During the Past Five Years	Period as Director and/or Officer(1)	Number of Common Shares and Approximate Percentage of Common Shares Held
Mark Thompson(2) Toronto, Ontario, Canada	Founder, Director, President and Chief Executive Officer	CEO, President (from April 2013) and a director of Concordia Private Co., Managing Director of Distinct Capital Partners from January 2012 to April 2013, Vice President Business Development and Co-Founder of Trimel Pharmaceuticals Corporation from August 2007 to December 2011	December 2013 to present.	2,115,850 (8.8%)
Leith Tessy Lexington, Massachusetts, U.S.A.	Chief Financial Officer, Secretary- Treasurer	CFO of Concordia Private Co. from November, 2013, Senior Vice-President, Nuance Communications from 2011 to 2012, COO of LG-Nortel/LG-Ericsson from 2008 to 2011	December 2013 to present.	168,000 (0.7%)
John McCleery St. George, Barbados	Managing Director and Chief Financial Officer of CPI and CLI	Managing Director and CFO of CPI since July 2013, Vice-President, General Manager and CFO of Trimel BioPharma SRL from November, 2009 to June 2013, Principal of J. McCleery and Associates, October 2008 to October 2009	December 2013 to present.	266,000 (1.1%)
John Huss(3)(4) Westmount, Quebec, Canada	Director(5)	President, H&P Labs Inc. since June 2013, President and CEO of Theratechnologies Inc. from December 2010 to October 2012, Chief of Staff of Sanofi-Aentis groupe from August 2009 to November 2010, CEO of Sanofi-Aventis Switzerland from February 2007 to July 2009	December 2013 to present.	8,000 (0.03%)
Ron Schmeichel(3)(4) Toronto, Ontario, Canada	Director(5) Non-executive Chairman of the Board	President and CEO of Windsor Private Capital Inc. since January 2011; President and CEO of JJR Capital Corp. (including its predecessor JJR Capital Partners) since February 2003	December 2013 to present.	72,040 (0.3%)
Douglas Deeth(2)(4) Toronto, Ontario, Canada	Director	Partner, Deeth Williams Wall LLP	December 2013 to present.	5,000 (0.02%)
Jordan Kupinsky(2)(3) Toronto, Ontario, Canada	Director(5)	Managing Director, Windsor Private Capital since 2008	December 2013 to present.	907,272 (3.8%)
Wayne Kreppner Georgetown, Ontario, Canada	Chief Operating Officer	Vice-President of Product Development at Trimel Pharmaceuticals. Various senior roles in regulatory affairs and operations with Biovail Corporation	January 2014 to present.	5,000 (0.02%)
Robert Altman Chicago, Illinois, United States	President of Pinnacle	Chief Commercial Officer at Pinnacle Biologics, Inc., Founder, CEO and president of Marathon Pharmaceuticals	December 2013 to present.	2,394 (0.01%)

TOTAL				3,549,556 (14.9%)

Notes:

(1)	Each Director listed will hold his position as a Director of the Corporation until the next annual meeting of shareholders. December 2013 is listed as the date in which each director became a Director of the Corporation pursuant to the Amalgamation and the Qualifying Transaction.
(2)	Member of Corporate Governance and Nominating Committee of the Corporation.
(3)	Member of Audit Committee of the Corporation.
(4)	Member of Compensation Committee of the Corporation.
(5)	Independent director.

Biographies

The following are brief profiles of the directors and the executive officers of the Corporation.

Executive Officers

Mark Thompson, age 46, is the CEO, President, founder and a director of the Corporation. Former Senior Vice President and General Counsel of Legacy Pharma Limited Partnership, co-founder of Trimel Pharmaceuticals and Tribute Pharmaceuticals Inc. From 2001 to 2005, Mr. Thompson was employed by Biovail Corporation (currently Valeant), where he held the title of Vice-President, Business Development and, before that, Associate General Counsel. While at Biovail, Mr. Thompson was actively involved in M&A transactions valued at over $2 billion. Prior to joining Biovail, Mr. Thompson was an associate at Osler, Hoskin and Harcourt LLP. Mark holds an H.B.A., and M.A. from York University and an L.L.B. from the University of Ottawa.

Leith Tessy, age 52, has 25 years of international experience as a finance and operations executive. Mr. Tessy has been successful driving M&A transactions (with total transaction value exceeding $1 billion), integrating acquired companies and expanding operating margins. Previous roles held include: CFO then COO of LG Nortel, a JV between Nortel Networks and LG Electronics based in Seoul, South Korea (under Mr. Tessy’s leadership, the company grew from approximately $500 million to approximately $1 billion, delivering 30% EBITDA margin), CFO of Nortel Networks’ Global Carrier Networks group (at approximately $5 billion revenue, Nortel’s largest, most profitable division), and SVP Finance at Nuance Communications. Mr. Tessy holds an Industrial Engineering degree from University of Toronto and an MBA from Ivey School of Business, University of Western Ontario.

John McCleery, age 56, is the Managing Director and CFO of CPI and CLI. Mr. McCleery has 30 years of international experience as a senior financial and operational executive. He developed and managed the Enterprise Risk Management and Compliance program for Valeant Pharmaceuticals International Inc. (formerly Biovail Corporation), reporting company risks to the board of directors. Mr. McCleery chaired the Compliance Committee and the Canadian Investment (RSP; DPSP) Committee. Mr. McCleery served as Vice President and General Manager of Valeant Laboratories (Barbados) SRL (formerly Biovail Laboratories International SRL) the principal operating subsidiary where he had responsibility for managing intellectual property, treasury activities, research and development programs and business partner relationships with Merck, Johnson and Johnson, Wyeth, Forest and Teva etc. He was also a Director and Vice President, Treasurer of Valeant Insurance Incorporated (formerly Biovail Insurance Incorporated). Mr. McCleery served as Vice President, General Manager and Chief Financial Officer of Trimel BioPharma SRL and was responsible for all operational and financial management of the principal operating subsidiary of Trimel Pharmaceuticals Corporation. Mr. McCleery is a Chartered Professional Accountant (CPA) and a Chartered Accountant (CA) having earned his designations with the Toronto office of PricewaterhouseCoopers.

Wayne Kreppner, age 41, is the COO of the Corporation. Mr. Kreppner has over 15 years of experience as a pharmaceutical operations and R&D executive. A co-founder and former Vice-President of Product Development at Trimel Pharmaceuticals, Mr. Kreppner was responsible for all Scientific Operations including R&D, Clinical Development, Manufacturing and Supply Chain. From 1997 to 2008 Mr. Kreppner held various senior roles in Operations and Regulatory Affairs with Biovail Corporation, where he was involved in the discovery, development, approval and launch of the product pipeline including Wellbutrin XL and Tiazac. Mr. Kreppner holds a Hons. B.Sc. degree in Biochemistry from the University of Western Ontario, an M.Sc. in Medical Science from McMaster University and an MBA from the Ivey School of Business, University of Western Ontario.

Robert Altman, age 61, is the President of Pinnacle, a subsidiary of the Corporation. Previously, Dr. Altman was founder, CEO and President of Marathon Pharmaceuticals, a fully integrated, specialty pharmaceutical company focusing on rare diseases. Prior to Marathon, Dr. Altman worked for Astellas Pharma, where he was Senior Vice President of Commercial Operations and responsible for commercial strategy and leadership covering North America. Before joining Astellas, Dr. Altman spent 17 years at Abbott Laboratories, where he held numerous positions including Vice President General Manager of several of the company’s Therapeutic Drug Franchises. Dr. Altman earned his BS Chemistry at University of California, Riverside, a PhD in Physical Chemistry from Harvard University and an MBA from the University of Chicago – Booth School of Business.

Directors

John Huss, age 50. After 20 years in the pharmaceutical and biotechnology industry, Mr. Huss founded H&P Labs Inc., a biotechnology company focused on early stages of drug development (Phase I & II) in humans. Before that Mr. Huss was President and CEO of Theratechnologies in Montreal. Since his return to Canada in 2010, he sits on the Board of BioQuebec and since 2012 he also serves on its Executive Committee, as Vice-President. Mr. Huss worked for sanofi from 1999 to 2010 in Germany, Canada, Switzerland and France. He joined sanofi in 1999 as a Business Unit Director for the German affiliate. In 2001, Mr. Huss joined the Canadian affiliate as Vice-President, Sales and Marketing in Toronto and moved to Montreal after the acquisition of Aventis. He became General Manager of the Swiss affiliate of sanofi-aventis in January 2007, based in Geneva. In August 2009, Mr. Huss joined the Head Office in Paris and worked next to the Chief Executive Officer, Chris Viehbacher, as Chief of Staff. Mr. Huss joined the pharmaceutical industry in 1990 and for 6 years performed various Sales and Marketing functions for Merck & Co. in the United States, Germany and Switzerland. In 1996, he was offered a position with F. Hoffman-La Roche as an Internal Product Manager at their Basel headquarters.

Ron Schmeichel, age 46, has 18 years of experience in financial transactions including high-yield credit, leveraged loans, buy-outs and equity capital markets with a focus on middle market companies in Canada and the United States. For the past 4 years, he has served as the President & CEO of Windsor Private Capital, a private equity and credit fund that specializes in mezzanine and bridge financing, leveraged buy-outs, recapitalizations and equity capital. Prior to this, Mr. Schmeichel was a co-founder and managing partner of JJR Capital Corp., a Toronto based merchant banking firm that specialized in reverse merger transactions on the Toronto Stock Exchange. Mr. Schmeichel serves as the non-executive Chairman of the board of directors of the Corporation, and since Concordia Private Co.’s inception, Mr. Schmeichel advised on six pharmaceutical/healthcare transactions, including two foundational acquisitions that formed the company. Mr. Schmeichel has served on the boards of more than 18 TSX/ TSXV listed companies. For the past 12 years, Mr. Schmeichel has been a guest lecturer at the University of Western Ontario, Faculty of Law, with a focus on entrepreneurial finance and securities law as well as a guest lecturer at the Ivey School of Business. He currently serves as a member of the Ontario Local Area Committee to the Toronto Stock Exchange-Venture Group. Mr. Schmeichel received a BA degree, with Merit, from York University in 1992 and a Juris Doctorate degree from the University of Western Ontario in 1995.

Douglas Deeth, age 66, is a partner with the law firm of Deeth Williams Wall LLP. He is the former President of the Intellectual Property Law section of the Canadian Bar Association and has over 35 years of experience working with the pharmaceutical industry. Doug has been recognized in several international reviews as one of Canada’s leading intellectual property lawyers. His practice combines his extensive litigation experience with an expertise in negotiating and completing license and product development agreements. He provides timely, practical and pragmatic advice to clients on the clearance, protection and enforcement of all forms of technology and intellectual property rights, and has particular expertise in chemical and pharmaceutical products and processes. Doug was admitted to the Bar of

Ontario in 1976 and has more than thirty-five years of litigation experience, ranging from the most complex and sophisticated intellectual property litigation to judicial review proceedings and interlocutory injunction applications. He appears regularly before the Federal Court of Canada and the courts of the Province of Ontario. He has a B.A.Sc. in Chemical Engineering from the University of Waterloo (1970) and an LL.B. from the University of Toronto (1974), and has taught, written and spoken extensively on intellectual property law. He has lectured at McMaster University, the University of Toronto and Osgoode Hall law schools and the McGill courses on Patent and Copyright Law.

Jordan Kupinsky, age 41. Since 2008, Mr. Kupinsky has been a Managing Director with Windsor Private Capital Inc. and its predecessor JJR Capital Corp. Prior to joining Windsor, he was a Vice President at Greenhill & Co., an independent global investment banking firm, listed on the NYSE, focused on mergers & acquisitions and financial restructuring from March 2006 to May 2008. Prior to joining Greenhill, Mr. Kupinsky held the positions of Vice President of Corporate Development and General Counsel at Minacs Worldwide Inc., a publicly traded company on the TSX from July 2002 to February 2005. Mr. Kupinsky began his career practicing corporate and securities law at Torys LLP in Toronto (from 1997 to 1999) and was also an investment banking associate at Houlihan Lokey Howard & Zukin from 1999 to 2002. He holds a joint MBA and JD degree from the Schulich School of Business and Osgoode Hall Law School at York University. Mr. Kupinsky is currently a director of Atlas Financial Holdings Inc. (AFH: NASDAQ) where he chairs the audit committee. Mr. Kupinsky has served as a director of companies on the TSX and on the TSX-V, including having served as a director of Xceed Mortgage Corporation from May 2012 through July 2013 when the sale of Xceed to MCAN Mortgage Corporation was completed.

Corporate Cease Trade Orders or Bankruptcies

Except as described below, no individual who is a director, officer or promoter of or a securityholder anticipated to hold sufficient securities of the Resulting Issuer to affect materially the control of the Resulting Issuer, is, or has been within the past ten years, a director, officer or promoter of any other person or company that, while such person was acting in that capacity, was:

(a) the subject of a cease trade or similar order or an order that denied the person or company access to any exemptions under applicable securities law for a period of more than 30 consecutive days; or

(b) was declared bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

In August 2012, while John Huss was the President and CEO of Theratechnologies Inc., Theratechnologies Inc. received a notice from the NASDAQ listing qualification department that it no longer met the minimum bid price requirement of $1.00 per listed share to continue trading on NASDAQ and had 180 days to regain compliance with such requirement. In January 2013, while Mr. Huss was no longer with Theratechnologies Inc., Theratechnologies Inc. filed documents with the Securities and Exchange Commission to voluntarily delist its common shares from NASDAQ and delisting became effective as of February 5, 2013.

Kevin Taylor, the sole shareholder and sole director of Terei International Limited, a significant shareholder of the Corporation, in his capacity as a Senior Vice President and General Manager for Nortel Networks Corporation’s operating subsidiary, Nortel Networks Cala Inc., was subject to a management cease trade order issued by the Ontario Securities Commission on April 10, 2006 for failure of Nortel to make the required filings under Ontario securities laws, which order was revoked on June 8, 2006. At no time was Mr. Taylor a director or executive officer of Nortel.

Penalties or Sanctions

No director, officer or promoter of the Corporation or a securityholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable securityholder making an investment decision.

Individual Bankruptcies

No director, officer or promoter of the Corporation or a securityholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such person, has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

There are no known existing or potential conflicts of interest between the Corporation or a subsidiary of the Corporation and a director or officer of the Corporation or a subsidiary of the Corporation except that there is a potential for conflict of interest between Douglas Deeth’s role as a director of the Corporation and his capacity as partner of a law firm that has provided advice to Concordia Private Co. and the Corporation.

PROMOTER

Mark Thompson, the CEO, President, founder and a director of the Corporation, may be considered a promoter of the Corporation. As at March 28, 2014, Mr. Thompson beneficially owned, controlled or directed, directly or indirectly, 2,115,850 Common Shares and 300,000 options to acquire 300,000 Common Shares of the Corporation. If such options are exercised, Mr. Thompson could hold 2,415,850 Common Shares, comprising 10.1% of the issued and outstanding Common Shares as at March 28, 2014. Pursuant to the Amalgamation Agreement, the Common Shares and options were issued to Mr. Thompson in exchange for an equal number of common shares and options held by Mr. Thompson in Concordia Private Co. See “Background and Corporate Structure - Name, Address and Incorporation”.

LEGAL PROCEEDINGS AND REGULATORY MATTERS

Other than as disclosed herein, to the knowledge of the Corporation, there are no material legal proceedings or regulatory actions known or known to be contemplated against the Corporation or to which any of its property is or may be subject. No penalties or sanctions have been imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority and no settlement agreements have been entered into by the Corporation before a court relating to securities legislation or with a securities regulatory authority.

Prior to Concordia Private Co.’s acquisition of the business of the SHD Division, Global Medical Direct and Midwest Medical Services (the predecessor companies to the Corporation’s SHD Division) were investigated in February of 2012 by the United States Department of Justice and the United States Attorney’s Offices for the Districts of Louisiana and Kansas. The investigation centered on the companies’ lead generation/marketing arrangements. The companies were accused of violating the anti-kickback statute and submitting false claims for diabetic supplies being provided to beneficiaries of federally funded healthcare programs. The companies’ owners have settled the case, and were mandated to sell the assets of the companies and pay restitution. Concordia Private Co. purchased the assets free and clear of any future claims from the government in relation to the investigations and resultant settlement. The SHD Division has hired an accredited Medicare Auditor and strengthened its internal compliance processes to mitigate the issues that led to this case.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, to the knowledge of the Corporation, none of (i) the directors, officers or persons that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding securities of the Corporation; or (ii) any associate or affiliate of the persons referred to in (i), has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation or any of its subsidiaries.

Pursuant to the Senior Loan Agreement, Windsor Private Capital Limited Partnership, in respect of which Ron Schmeichel and Jordan Kupinsky are senior officers, advanced a short-term working capital loan to Concordia Private Co. in the amount of CAD$3 million with interest at 12% per annum. The loan was incurred by Concordia Private Co. in the ordinary course of business. This loan was repaid in full in July 2013.

As at December 31, 2013, Terei International Limited held 3,072,500 Common Shares representing approximately 17.08% of the issued and outstanding Common Shares as at that date, and is considered to be an insider of the Corporation according to the Securities Act (Ontario). Kevin Taylor is the sole shareholder and director of Terei International Limited. Other than through his indirect securityholdings, Mr. Taylor has no direct involvement with the Corporation or its business.

AUDIT COMMITTEE

The directors of the Corporation have established an audit committee comprised of three directors (the “Audit Committee”). The Audit Committee is chaired by Jordan Kupinsky and the other committee members are John Huss and Ron Schmeichel. The relevant education and experience of each member of the Audit Committee is provided above, under the heading “Directors and Executive Officers of the Corporation - Biographies”. All of the Audit Committee members are independent of management of the Corporation as required by National Instrument 52-110 – Audit Committees and each member is financially literate in that each has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

The mandate of the Audit Committee is set out in the written Charter of the Audit Committee. A copy of the Audit Committee charter is included as Schedule “A” attached hereto.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemptions in Section 2.4 of National Instrument 52-110 (De Minimis Non-audit Services), Section 3.2 of National Instrument 52-110 (Initial Public Offerings), Section 3.4 of

National Instrument 52-110 (Events Outside of Control of Member), Section 3.5 of National Instrument 52-110 (Death, Disability or Resignation of Audit Committee Member), or an exemption from National Instrument 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

Additionally, at no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemptions in subsection 3.3(2) of National Instrument 52-110 (Controlled Companies), Section 3.6 of National Instrument 52-110 (Temporary Exemption for Limited and Exceptional Circumstances) or Section 3.8 of National Instrument 52-110 (Acquisition of Financial Literacy).

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors of the Corporation.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Corporation’s board of directors to review the performance of the Corporation’s external auditors and approve in advance the provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided. The Audit Committee may delegate to any independent member of the Audit Committee the authority to pre-approve any non-audit services.

External Auditor Service Fees

A summary of the external auditor service fees and billings paid or payable to the Corporation’s external auditors in respect of the last two fiscal years ended December 31, 2013, is set out below:

Fiscal Year	Audit Fees		Audit-Related Fees		Tax Fees	All Other Fees	Total
2012(1)	7,500		NIL		2,000	NIL	9,500
2013(2)	342,500	(3)	338,000	(4)	2,000	NIL	682,500

Notes:

(1)	The amounts provided for 2012 relate to Mercari Acquisition Corp.
(2)	The amounts provided for 2013 relate to Concordia Healthcare Corp.
(3)	The amount relates primarily to audit fees charged in connection with the acquisitions, financing and Qualifying Transaction.
(4)	The amount shown is principally comprised of fees charged by the Corporation’s external auditors in connection with services performed as part of the Qualifying Transaction.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for the Corporation’s Common Shares is Equity Financial Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1.

MATERIAL CONTRACTS

The Corporation and/or its subsidiaries, as applicable, have entered into the following material contracts, or material contracts with the following parties, since the date of Concordia Private Co.’s incorporation, December 5, 2012 and which are outside of the ordinary course of the Corporation’s business, a description and summary of each has been cross-referenced in this Annual Information Form:

1.	Amalgamation Agreement (see “Background and Corporate Structure - Name, Address and Incorporation”);

2.	Shionogi Purchase Agreement (see “General Development and Description of the Business”);

3.	Global Purchase Agreement (see “General Development and Description of the Business”);

4.	Pinnacle Purchase Agreement (see “General Development and Description of the Business”);

5.	Agency Agreement (see “Background and Corporate Structure - Name, Address and Incorporation”);

6.	Senior Loan Agreement (see “Debt Financing - Term Facilities”);

7.	Subordinate Loan Agreement (see “Debt Financing - Term Facilities”);

8.	New Credit Facilities (see “Debt Financing - HSBC Credit Facility”); and

9.	Underwriting Agreement (discussed directly below).

Copies of the above listed material contracts are available on the Corporation’s profile on SEDAR at www.sedar.com or upon request from the Corporation at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9.

On March 11, 2014, and pursuant to the Underwriting Agreement, the Corporation raised aggregate gross proceeds of $CAD 67,562,500 on a bought deal basis pursuant to the filing of a short form prospectus through which the Corporation issued 5,750,000 Common Shares at a price of $CAD 11.75 per Common Share.

INTEREST OF EXPERTS

The auditors of the Corporation are Collins Barrow Toronto LLP, Chartered Accountants, 11 King St. West, Suite 700, Box 27, Toronto, Ontario M5H 4C7. They have been the Corporation’s auditors since January 21, 2010. Collins Barrow Toronto LLP is independent with respect to the Corporation in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

FGMK LLC, Certified Public Accounts and Consultants, was the auditor in respect of the financial statements of Pinnacle included in the business acquisition report dated February 10, 2014. FGMK LLC is independent of the Corporation under the SEC’s rules on auditor independence.

No director, officer or employee of any of the aforementioned companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or any associate or affiliate of the Corporation.

ADDITIONAL INFORMATION

Additional information including directors’ and officers’ remuneration and indebtedness, the executive compensation for named executive officers of the Corporation, principal holders of the Corporation’s securities, interests of insiders in material transactions, as applicable, and securities authorized for issuance under equity compensation plans will be contained in the Corporation’s management information circular for its first post-Consolidation annual meeting of securityholders which will involve the election of directors.

Additional financial information is provided in the Corporation’s financial statements and management’s discussion and analysis for the year ended December 31, 2013. A copy of the management information circular, financial statements and management’s discussion and analysis may be obtained upon request from the Corporation and those documents and other information in respect of the Corporation are also available on SEDAR at www.sedar.com.

SCHEDULE “A”

CONCORDIA HEALTHCARE CORP.

AUDIT COMMITTEE CHARTER

There shall be a committee of the board of directors (the “Board”) of Concordia Healthcare Corp. (the “Company”) known as the Audit Committee.

PURPOSE OF AUDIT COMMITTEE

The Audit Committee has been established to assist the Board in fulfilling its oversight responsibilities with respect to the following principal areas:

(a) the Company’s external audit function; including the qualifications, independence, appointment and oversight of the work of the external auditors;

(b) the Company’s accounting and financial reporting requirements;

(c) the Company’s reporting of financial information to the public;

(d) the Company’s compliance with law and regulatory requirements;

(e) the Company’s risks and risk management policies;

(f) the Company’s system of internal controls and management information systems; and

(g) such other functions as are delegated to it by the Board.

Specifically, with respect to the Company’s external audit function, the Audit Committee assists the Board in fulfilling its oversight responsibilities relating to: the quality and integrity of the Company’s financial statements; the independent auditors’ qualifications; and the performance of the Company’s independent auditors.

MEMBERSHIP

The Audit Committee shall consist of as many members as the Board shall determine but, in any event not fewer than three directors appointed by the Board. Each member of the Audit Committee shall continue to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Company. The Board may fill a vacancy that occurs in the Audit Committee at any time.

Members of the Audit Committee shall be independent and selected based upon the following and in accordance with applicable laws, rules and regulations:

(a)	Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

CHAIR AND SECRETARY

The Chair of the Audit Committee shall be designated by the Board. If the Chair is not present at a meeting of the

Audit Committee, the members of the Audit Committee may designate an interim Chair for the meeting by majority vote of the members present. The Secretary of the Company shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Audit Committee members who are present. A member of the Audit Committee may be designated as the liaison member to report on the deliberations of the Audit Committees of affiliated companies (if applicable).

MEETINGS

The Chair of the Audit Committee, in consultation with the Audit Committee members, shall determine the schedule and frequency of the Audit Committee meetings provided that the Audit Committee will meet at least four times in each fiscal year and at least once in every fiscal quarter with the management and external auditor. The Audit Committee shall have the authority to convene additional meetings as circumstances require.

Notice of every meeting shall be given to the external and internal auditors of the Company, and meetings shall be convened whenever requested by the external auditors or any member of the Audit Committee in accordance with applicable law. The Audit Committee shall meet separately and periodically with management, legal counsel and the external auditors. The Audit Committee shall meet separately with the external auditors at every meeting of the Audit Committee at which external auditors are present.

MEETING AGENDAS

Agendas for meetings of the Audit Committee shall be developed by the Chair of the Audit Committee in consultation with the management and the corporate secretary, and shall be circulated to Audit Committee members as far in advance of each Audit Committee meeting as is reasonable.

RESOURCES AND AUTHORITY

The Audit Committee shall have the resources and the authority to discharge its responsibilities, including the authority, in its sole discretion, to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to and the authority to communicate directly with the internal and external auditors, the counsel of the Company and other officers and employees of the Company.

The members of the Audit Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries. Any member of the Audit Committee may require the external or internal auditors to attend any or every meeting of the Audit Committee.

RESPONSIBILITIES

The Company’s management is responsible for preparing the Company’s financial statements and the external auditors are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors, and overseeing the activities of the internal auditors. The specific responsibilities of the Audit Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Audit Committee from examining any matters related to its purpose.

1.	Financial Reporting Process and Financial Statements

The Audit Committee shall:

a.	in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies;

b.	review all material transactions and material contracts entered into between (i) the Company or any subsidiary of the Company, and (ii) any subsidiary, director, officer, insider or related party of the Company, other than transactions in the ordinary course of business;

c.	review and discuss with management and the external auditors: (i) the preparation of Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements; (ii) whether the financial statements present fairly (in accordance with Canadian and United States generally accepted accounting principles) in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented; (iii) any matters required to be discussed with the external auditors according to Canadian and United States generally accepted auditing standards; (iv) an annual report by the external auditors describing: (A) all critical accounting policies and practices used by the Company; (B) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, including the ramifications of the use such alternative treatments and disclosures and the treatment preferred by the external auditors; and (C) other material written communications between the external auditors and management;

d.	following completion of the annual audit, review with each of: (i) management; (ii) the external auditors; and (iii) the internal auditors, any significant issues, concerns or difficulties encountered during the course of the audit;

e.	resolve disagreements between management and the external auditors regarding financial reporting;

f.	review the interim quarterly and annual financial statements and annual and interim press releases prior to the release of earnings information; and

g.	review and be satisfied that adequate procedures are in place for the review of the public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures.

2.	External auditors

The Audit Committee shall:

a.	require the external auditors to report directly to the Audit Committee;

b.	be directly responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

c.

approve all audit engagements and must pre-approve the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Audit Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Audit Committee will retain the external auditors. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Audit Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting following such pre-approval;

d.	review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

e.	consider, assess and report to the Board with regard to the independence and performance of the external auditors; and

f.	request and review the audit plan of the external auditors as well as a report by the external auditors to be submitted at least annually regarding: (i) the external auditing firm’s internal quality-control procedures; (ii) any material issues raised by the external auditor’s own most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

3.	Accounting Systems and Internal Controls

The Audit Committee shall:

a.	oversee management’s design and implementation of and reporting on internal controls. The Audit Committee shall also receive and review reports from management, the internal auditors and the external auditors on an annual basis with regard to the reliability and effective operation of the Company’s accounting system and internal controls; and

b.	review annually the activities, organization and qualifications of the internal auditors and discuss with the external auditors the responsibilities, budget and staffing of the internal audit function.

4.	Legal and Regulatory Requirements

The Audit Committee shall:

a.	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

b.	review, prior to finalization, periodic public disclosure documents containing financial information, including the Management’s Discussion and Analysis and Annual Information Form, if required;

c.	prepare the report of the Audit Committee required to be included in the Company’s periodic filings;

d.	review with the Company’s counsel legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

e.	assist the Board in the oversight of compliance with legal and regulatory requirements and review with legal counsel the adequacy and effectiveness of the Company’s procedures to ensure compliance with legal and regulatory responsibilities.

5.	Additional Responsibilities

The Audit Committee shall:

a.	discuss policies with the external auditor, internal auditor and management with respect to risk assessment and risk management;

b.	establish procedures and policies for the following

(i) the receipt, retention, treatment and resolution of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii) the confidential, anonymous submission by directors or employees of the Company of concerns regarding questionable accounting or auditing matters or any potential violations of legal or regulatory provisions;

c.	prepare and review with the Board an annual performance evaluation of the Audit Committee;

d.	report regularly to the Board, including with regard to matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, and the performance and independence of the external auditors; and

e.	review and reassess the adequacy of the Audit Committee’s Charter on an annual basis.

6.	Limitation on the Oversight Role of the Audit Committee

Nothing in this Charter is intended, or may be construed, to impose on any member of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject.

Each member of the Audit Committee shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Company from whom he or she receives financial and other information, and the accuracy of the information provided to the Company by such persons or organizations.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles in Canada and the United States and applicable rules and regulations. These are the responsibility of management and the external auditors.

A-5